As filed with the Securities and Exchange Commission on July 25, 2006

Registration No. [___________]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________
Enigma Software Group, Inc.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	20-2675930 (I.R.S. Employer Identification No.)

2 Stamford Landing, Suite 100
Stamford, CT 06902
(888) 360-0646
(Address and Telephone Number of Principal Executive Offices)

Alvin Estevez
President & CEO
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902
(888) 360-0646
(Name, Address and Telephone Number of Agent For Service)
___________
Copies to:
Robert S. Matlin, Esq.
Uche D. Ndumele, Esq.
Kirkpatrick & Lockhart Nicholson Graham
599 Lexington Avenue
New York, New York 10022-6030
Telephone: (212) 536-3900 Facsimile: (212) 536-3901

Approximate Date of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value(2)	43,000,000 shares	$0.07	$3,010,000	$322.07
Common Stock, $.001 par value (3)	15,000,000 shares	$0.07	$1,050,000	$112.35
Total Registration Fee	58,000,000 shares	______	$4,060,000	$434.42

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on the Over the Counter Bulletin Board on July 25, 2006.

(2)
The shares of common stock being registered hereunder are being registered for resale by certain selling stockholders named in the prospectus upon conversion of outstanding secured convertible debentures. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)
The shares of common stock being registered hereunder are being registered for resale by certain selling stockholders named in the prospectus upon exercise of outstanding warrants. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

__________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

Prospectus

Subject to Completion, Dated July 25, 2006

58,000,000 Shares of Common Stock

This prospectus relates to the issuance of up to 58,000,000 shares of common stock (the “Common Stock”), of which up to 43,000,000 shares are issuable upon the conversion of Secured Convertible Debentures (the “Debenture” or “Debentures”) of Enigma Software Group, Inc. (the “Company”) and the payment of the principal amount of, and interest on, these Debentures; and 15,000,000 shares are issuable upon the exercise of outstanding warrants (the “Warrants”) by the Debenture holders (the “Offering”). The Company will not receive any proceeds from the conversion of the Debentures into Common Stock but will receive proceeds from the exercise of the Warrants.

Our Common Stock is traded and prices are reported on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “ENGM OTC:BB.”

See “Risk Factors” beginning on page 7 for risks of an investment in the securities offered by this prospectus, which you should consider before you purchase any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2006

This prospectus is not an offer to sell any securities other than the shares of Common Stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, the Company, or the shares of Common Stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this Prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

OUR COMPANY

Enigma Software Group, Inc. (“Enigma” or the “Company”), is a Delaware corporation, headquartered in Connecticut, that was formed in 2005 and is the surviving corporation of a reverse takeover with Maxi Group, Inc. (“Maxi”). The Company commenced operations in 1999 and is a developer of security software products designed to give customers control over the programs installed on their computers in an automated and easy-to-use way, thereby enhancing transparency and user-control.

Enigma’s products utilize proprietary technology and target the consumer market. The Enigma consumer software product line is currently distributed exclusively over the Internet by download, and is focused on delivering Internet privacy and security to individual users, home offices, and small businesses. Enigma’s integrated products work to protect customers’ computers from Spyware, unwanted advertising, tracking, and malicious hacker attacks.

The Company’s SpyHunter® product (“SpyHunter”) is well known in the desktop protection field. SpyHunter has generated sales in excess of $22 million with over 750,000 paying customers. In addition, approximately 15 million free trials of SpyHunter have been downloaded worldwide. SpyHunter is used to scan and remove Spyware and Adware from customers’ computers.

Enigma has derived most of its revenue to date from SpyHunter license fees. Users are able to download trial versions of Enigma’s products from its various websites and then can decide whether to purchase fully licensed versions over the Internet via credit card. Users who purchase the fully licensed version pay a fee of $29.99, download the product to their computer and are then entitled to receive support and regular updates for 6 months from the date of purchase.

The Company was founded by Colorado Stark and Alvin Estevez with the philosophy that software applications should be as simple to operate as a Fisher-Price toy; the products have to be good, and must address the widest possible market. For that reason, each of Enigma’s software applications is designed to be highly effective, yet extremely easy to use.

Following an initial investment round of $50,000 at the time of operational commencement, Enigma has not raised any additional investment capital, and has financed its growth solely from cash flow generated by operating activities, up until June 2006, when Enigma entered into a One Million dollar ($1,000,000) debenture agreement with Dutchess Private Equity Fund (described below).

In February of 2005, Enigma completed a reverse takeover transaction with Maxi, whereby Enigma began trading on the OTCBB. Enigma currently trades on the OTCBB under the symbol ENGM.

The Company presently employs seven persons on a full or part time basis. However, during the year ended December 31, 2005, the Company employed as many as 18 persons on a full and part-time basis. Eleven employees were terminated by the Company during 2005 in an effort to reduce fixed operating costs, and some of their functions were outsourced, as well as absorbed by the remaining seven employees.

Principal Product and its Market:

The Company's principal product is an in-house developed software program marketed under the name SpyHunter.

SpyHunter is an anti-Spyware utility that scans for and removes parasitic programs on Microsoft Windows-based operating systems. SpyHunter utilizes proprietary developed techniques to remove difficult spyware and rogue programs that other anti-Spyware applications cannot.

Spyware and other parasitic programs are installed on computers without the computer owners' knowledge or consent. Spyware programs allow their makers to monitor Internet browsing patterns, inundate computers with "pop-up" ads, transmit sensitive user data (including personal and financial information), and more. Many people are familiar with freeware, shareware, cookies, media players, interactive content, and file sharing, but what they may not realize is that some of the aforementioned may contain hidden code or components that allow the developers of these applications and tools to collect and disseminate information about those using them.

To protect our customers from Spyware and other threats, SpyHunter scans the files on a computer's hard drive, as well as Windows registry settings. SpyHunter then compares these files against our spyware database. SpyHunter's database consists of complete component profiles (files, registry settings, MD5 file signatures, and other diagnostic information) of various adware applications, spyware programs, backdoor trojans, browser hijackers, tracking cookies, worms, keyloggers, etc. that commonly afflict computers connected to the Internet. If SpyHunter's scanning process is unable to detect a suspicious threat, the customer has the option to rapidly generate a diagnostic report. SpyHunter will then transmit this information directly to our spyware helpdesk database, which is supervised by our support department. Using this updated information, the customer is now able to successfully detect and remove the parasitic program which is compromising their system.

Spyware makers consistently update and alter their programs to avoid detection by anti-Spyware utilities like SpyHunter. For this reason, SpyHunter's spyware database is updated regularly using the collective diagnostic reports generated through our user base, coupled with the spyware component profiles assembled through our technical team's active research.

The Company sells a six-month recurring subscription for SpyHunter for $29.99, which entitles the customer to six months of downloadable upgrades, spyware database updates, customer support, and a license to use the product.

Distribution Methods of the Product:

SpyHunter is downloaded over the Internet upon authorization of the customer’s credit card issuer. It is not sold in retail stores, but copies may be ordered on CD format from the Company’s website. Most users have historically found Enigma’s websites through advertisements purchased by the Company from Internet advertising companies such as Google, Yahoo, Fastclick, TravelMarketPlace, FindWhat, LookSmart, MarketBanker, and other advertising networks and search engines. Trial versions of SpyHunter are also available on download sites such as download.com and tucows.com. The Company also operates an affiliate program where other website operators can become resellers of Enigma products on a pay-for-performance basis Most of the Company’s marketing agreements are short term purchase orders that either party can terminate, while other marketing is based on automated auctions for search engine advertising. None of the Company’s marketing agreements generate significant revenue for the Company.

Risk Factors

Our financial condition, business, operation and prospects involve a high degree of risk. You should carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 7 of this prospectus.

General

The Company’s principal executive offices are located at 2 Stamford Landing, Suite 100, Stamford, CT 06902, and the Company’s telephone number at that address is (888) 360-0646. The Company has a corporate internet website at http://www.enigmasoftwaregroup.com.The reference to this website address does not constitute incorporation by reference of the information contained therein.

About This Offering

This prospectus relates to the resale of up to 58,000,000 shares of Common Stock, of which 43,000,000 shares are issuable upon the conversion of Debentures and the payment of the principal amount of, and interest on, these Debentures, and 15,000,000 shares are issuable upon the exercise of Warrants of our Company by certain selling stockholders identified in this prospectus. All of the 58,000,000 shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their Common Stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders.

Common Stock Offered	58,000,000 shares

Common Stock Offered by the Selling Stockholders
58,000,000 shares. The 15,000,000 warrant shares included in such shares will be issued by the Company. Although the Company will not receive any of the proceeds from the sale of the shares, it will receive proceeds from the exercise of certain outstanding warrants included therein.

Common Stock Outstanding at July 14, 2006(1)	4,191,266 shares

Use of Proceeds of the Offering	We will not receive any of the proceeds from the sale of the shares by the Offering, except upon exercise of certain outstanding warrants.

OTCBB Ticker Symbol	ENGM

(1) Reflect the reduction of 12,052,001 Common Stock exchanged by Colorado Stark and Alvin Estevez for Preferred Stock.

Selected Financial Information

The selected financial information presented below is derived from and should be read in conjunction with our financial statements, including notes thereto, appearing elsewhere in this prospectus. See “Financial Statements.”

Summary Operating Information
Three Month Period ended March 31, 2006 and Year Ended December 31, 2005

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Total revenues	$ 322,279	$ 22,022,725
Total costs and expenses	$ 641,953	$ 3,281,380
Operating (loss) income	($319,674)	$ 18,741,345
(Loss) income before income tax provision	($314,612)	$ 18,754,793
Net (loss) income	($314,612)	$ 10,173,096

Summary Balance Sheet
March 31, 2006

Total current assets	$213,612
Total assets	$226,145
Total current liabilities	$579,584
Total liabilities	$579,584
Total capital deficit	($353,439)
Total liabilities and capital deficit	$226,145

RISK FACTORS

You should carefully consider the risks described below before investing in the Company. We consider these risks to be significant to your decision whether to invest in our Common Stock at this time. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our Common Stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

The Company continues to lose money and may not stay in operations.

At March 31, 2006, the Company had negative net working capital of $365,972, including deferred revenue of $378,167. Adding back this deferred revenue, the Company had net working capital of $12,195 available to fund ongoing operations. The Company’s net working capital position continued to deteriorate into the second quarter of 2006. On June 28, 2006, the Company, entered into a Subscription Agreement (the “Subscription Agreement”) with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively, “Dutchess”), and immediately closed the transaction pursuant to which the Company issued secured debentures, convertible into shares of Common Stock of the Company, in the principal amount of One Million dollars ($1,000,000) (the “Debentures”). Dutchess funded Five Hundred Thousand dollars ($500,000) to the Company upon the initial closing and Dutchess will fund an additional Five Hundred Thousand dollars ($500,000) to the Company simultaneously with the filing of this registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), covering the shares of Common Stock underlying the Debentures. Pursuant to the Subscription Agreement, the additional funding has been agreed upon between Dutchess and the Company and is contingent on the filing of the Registration Statement. Unless the Company is successful in generating new sources of revenue, obtaining additional debt or equity financing, or restructuring its business, the Company may deplete its net working capital reserves during the third or fourth quarter of 2007. The shares of Common Stock that will be issued if the underlying Debentures are converted will be very dilutive to the current stockholders.

Our operating results may fluctuate.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. The following factors may affect our operating results:

•	Our ability to compete effectively.

•	Our ability to continue to attract users to our web sites.

•	The level of use of the Internet to find information.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short-term results.

•	The results of our investments in risky projects.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our web sites operational at a reasonable cost and without service interruptions.

•	The success of our geographical and product expansion.

•	Our ability to attract, motivate and retain top-quality employees.

•	Foreign, federal, state or local government regulation that could impede our ability to post ads for various industries.

•	Our ability to upgrade and develop our systems, infrastructure and products.

•	New technologies or services that block the ads we deliver and user adoption of these technologies.

•	The costs and results of litigation that we face.

•	Our ability to protect our intellectual property rights.

•	Our ability to manage activities that violate our terms of services, such as software piracy.

•	Our ability to successfully integrate and manage our acquisitions.

•	Geopolitical events such as war, threat of war or terrorist actions.

Because our business is evolving and changing, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns, and our revenues may suffer as a result. In the meantime, we will continue to incur operating expenses which consist principally of compensation, occupancy and telecommunications costs as well as legal, auditing and other ancillary costs associated with being a public company. If we are not able to generate positive cash flow from operations, or to attract additional equity financing or debt financing, we will be required to further reduce our cash balances, which may lead to a liquidity crisis in 2007. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of net revenues may be significantly different from historical or projected rates. Our operating results in future quarters may fall below expectations, which could cause our stock price to fall.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in new product development in order to introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and advertisers. Our operating results would also suffer if our innovations are not responsive to the needs of our users and advertisers, are not appropriately timed with market opportunity, or are not effectively brought to market.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting which could harm our business as well as the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. Any failure or difficulties in implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. During the year ended December 31, 2005, we found it necessary to reduce our staffing in order to conserve cash, as our level of business activity declined. As a result, there is very limited segregation of duties. We have implemented procedures to both limit access to bank accounts and to segregate the approval of invoices from disbursements of cash. However, with only seven employees at the Company, total segregation of duties is not practicable.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success. In addition, the effects of our stock being publicly traded may create disparities in wealth among our employees, which may adversely impact relations among employees and our corporate culture in general.

Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

There are a number of emerging initiatives in the computer software industry. Legislation such as the SPYACT, would make it extremely difficult for contextual marketing companies to operate or would prohibit the aspects of services that utilize computers to match advertisements to the content on a user’s machine. This type of legislation could impact us negatively in several ways, primarily because it would reduce the proliferation of Spyware, thereby making it more difficult to market an anti-Spyware software removal product.

While not many laws exist to specifically regulate Spyware, many web groups are interested in using existing laws to protect consumers against Spyware and other malicious software. As early as March 2004, the Center for Democracy & Technology president Jerry Berman testified before the Senate Commerce Committee that several established federal laws - Section 5 of the Federal Trade Commission Act, the Electronic Communications Privacy Act (ECPA), and the Computer Fraud and Abuse Act (CFAA) - could be used against Spyware distributors.

Some Internet professionals prefer using existing laws to protect consumers from Spyware, as opposed to drafting more specific bills against Spyware, partly because anti-Spyware legislation, such as Securely Protect Yourself Against Cyber Trespass Act (SPY ACT), constrains how software and technology may act, instead of simply curtailing or punishing intrusive behavior.

While SPY ACT has been amended to be more tolerant of files such as cookies, Internet advertising companies are still concerned that the bill would restrict common uses of third-party cookies, which could reduce the effectiveness of a website and the ability to monitor advertisement performance.

Similarly, SPY ACT could limit contextual advertising and marketing that use computers to match advertisements to the content on a user's computer.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

The technology and software we have developed, which underlie our products and services, are very important to us. Our proprietary products are not protected by patents. However, SpyHunter is protected as a registered trademark. To further protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to use the software or transfer it to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us, and by restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these safeguards, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. The copyright, trademark and trade secret laws, which are a significant source of protection for our intellectual property, offer only limited protection. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available. If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws described above.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate, or settle, and could divert management resources and attention.  An adverse determination could also prevent us from offering our products and services to others and may require that we procure substitute products or services. With respect to an intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our product and service offerings and we may be unable to compete effectively. Any of these results could harm our brand and operating results.

Our ability to offer our products and services may be affected by a variety of U.S. and foreign laws.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both in the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. From time to time, we have received notices from individuals who do not want their names or web sites to appear in our web search results when certain keywords are searched. It is also possible we could be held liable for misinformation provided over the web when that information appears in our web search results. If one of these complaints results in liability to us, it could be potentially costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. Whether or not existing laws regulating or requiring licenses for certain businesses of our advertisers (including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms), are applicable to us may be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations. Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act (the “DMCA”) has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of the DMCA. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If we were to lose the services of our founders or our senior management team, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued service of key members of our senior management team. In particular, our founders, Colorado Stark and Alvin Estevez, are critical to our overall management, as well as to the development of our technology, our culture and our strategic direction. We do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

If we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel for all areas of our organization; as well as to identify, contract with, motivate and retain contract personnel on an outsourced basis, for special projects. Competition in our industry for qualified employees and contractors is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and to retain contract personnel. As we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our stock option grants or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

Our two founders run our business and affairs collectively, which may harm their ability to manage effectively.

Colorado Stark, our Executive Chairman, and Alvin Estevez, our President and Chief Executive Officer (“CEO”), currently provide leadership as a team. Our Executive Chairman and CEO provide general supervision, direction, and control, subject to the control of the board of directors. As a result, they tend to operate collectively and to consult extensively with each other before significant decisions relating to all aspects of our operations are made. This may slow the decision-making process, and a disagreement among these individuals could prevent key strategic decisions from being made in a timely manner. If our two founders are unable to continue working well together in providing cohesive leadership, our business could be harmed.

We have a short operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

From 1999 to 2003, we were engaged in analyzing the consumer software and internet service markets, which ultimately led to the development of SpyHunter, which was launched in 2003. As a result, we first derived cash from sales of consumer software security and privacy products in 2003, all of which revenue, as well as that of 2004 and the month of January 2005, had been deferred for financial reporting purposes and was recognized in the first and second fiscal quarters of 2005, as is discussed in the Notes to Condensed Financial Statements. We also attempted to develop an internet advertising search engine and spent considerable hours and dollars on developing this service, however, our lack of success in this regard, has led us to abandon our efforts. You must consider our business and prospects in light of the risks and difficulties that we have encountered, and will continue to encounter, as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results. As discussed in our Notes to Condensed Financial Statements, to date, we have generated very little success with this business model and are striving to develop a new model. We have subsequently developed a new business model which is in the process of being implemented. If we are unsuccessful in this regard, the Company may run out of cash during the third or fourth quarter of 2007.

It has been and may continue to be expensive to obtain and maintain insurance.

We contract for insurance to cover potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get, or may not be able to acquire any insurance for certain types of business risks. This could leave us exposed to potential claims. If we were to be found liable for a significant claim in the future, our operating results could be negatively impacted.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We do not have any experience acquiring companies. We have evaluated and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

•	The need to implement or remediate controls, procedures and policies appropriate for a public company or companies that prior to the acquisition lacked these controls, procedures and policies.

•	Diversion of management time and focus from operating our business to acquisition integration challenges.

•	Cultural challenges associated with integrating employees from the acquired company into our organization.

•	Retaining employees from the businesses we acquire.

•	The need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

Also, the anticipated benefit of any of our acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We occasionally become subject to commercial disputes that could harm our business.

From time to time, we are engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating our business while consuming our limited resources.

We have to keep up with rapid technological change to remain competitive.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. Our failure to adapt to such changes would harm our business. New technologies and advertising media could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

If we are unable to introduce new products or product enhancements on a timely basis, or if the market does not accept these products or product enhancements, our business will suffer.

The markets for certain of our products and services are new and the markets for all of our products and services are likely to change rapidly. Our future success will depend on our ability to anticipate changing customer requirements effectively, and in a timely manner, and to offer products and services that meet these demands. The development of new or enhanced software products and services is a complex and uncertain process. We may experience design, development, testing and other difficulties that could delay or prevent the introduction of new products or product enhancements and could increase research and development costs. Further, we may experience delays in market acceptance of new products or product enhancements as customers evaluate the advantages and disadvantages of upgrading to our new products or services.

There is significant competition in our market, which could make it difficult to attract customers, cause us to reduce prices and result in reduced gross margins or loss of market share.

The market for our products and services is highly competitive, dynamic and subject to frequent technological changes. We expect the intensity of competition and the pace of change either to be maintained or at least be increased in the future. A number of companies offer products that provide some of the functionality of our products. We may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for our products continues to develop. We may not be able to compete successfully against current and future competitors.

If our restructuring program is not successful, we may not achieve the operational and financial objectives we have set, and our business, financial condition and results of operations could be materially adversely affected.

We continue, in our restructuring program, to address the core issues that are facing our business. The primary focus of this program is our effort to implement a new and more sustainable business model, which we believe will enable us to provide better services to our users. If we fail to complete our restructuring program successfully, and in particular, fail to do so in a timely and cost-effective manner, our business, financial condition and results of operations could be materially adversely affected. In connection with our restructuring efforts, we have incurred significant operating expenditures in 2003, 2004 and 2005, and continue to incur such expenditures in 2006. We have dedicated technology consultants and personnel to effect these improvements, even as we maintain our current systems with other in-house and outsourced personnel. As long as we are focused on improving our systems and business processes, we are limited in the time and resources we can dedicate to launching new products and services to meet the needs of our customers and to better compete in the marketplace. We have experienced disappointing results in the launch of certain new products and systems, which has in turn affected our ability to launch new effective products or services, as well as upgrades to current products. Our inability to meet the needs of our customers will affect our ability to effectively compete, to attract and retain customers and to market new products and services. We cannot assure you that our restructuring program will achieve the goals we have set for it. The implementation of new systems is a complex process that requires communication and coordination throughout our organization and has significant execution risks.

We have experienced delays in various stages of these projects and cannot assure you when or if these projects will be successfully completed. Even if our new systems architecture is launched successfully, we cannot assure you that it will enable us to increase our revenues to a significant extent and in the time frames we currently contemplate. We cannot assure you that our business will ultimately realize the additional benefits we hope to achieve from improved systems or that our new systems will not have unintended adverse impacts on our ability to service our customers and operate our business as planned.

We attempted to transition from a license fee revenue model to an advertising based revenue model. Substantial operating losses and limited revenue forced us to abandon the advertising revenue model. We now have a new model that focuses on our core products, however, there can be no assurance our business model will be profitable.

Historically, we have derived substantially all of our revenues from license fees on SpyHunter, some of which revenue has been deferred for financial reporting purposes as discussed in the Notes to Condensed Financial Statements. SpyHunter Series 1 experienced a sustained, substantial decline in product sales volume during the year ended December 31, 2004. License revenues from SpyHunter 2.0, which was introduced in late January 2005, never attained the levels experienced by SpyHunter Series 1 in its product life cycle, and are expected to continue to decline. It is possible that the revenue from new license sales of SpyHunter could be phased out completely during 2007 or 2008.

During 2004, and 2005, we devoted a large portion of our financial and personnel resources to develop new Internet search products. The Company’s business plan included investing in new products with recurring subscription revenue, such as Spam filtering systems and Internet proxy services, as well as developing an advertising based revenue model. None of these invesments yielded positive results and all have been abandoned. In early 2006, it became obvious to management that the aspect of the Company’s business plan with respect to an advertising based revenue model was no longer viable, as the encouraging test results it had noted in the latter half of 2005, dissipated in January 2006. We have continued to try and adjust this aspect of the model, while re-emphasizing the license fee revenue aspect of our business model.

There can be no assurance that we will develop a new product or implement a business model that will be profitable. Previously, our product sales were non-recurring and substantially all of our reported and deferred revenue for 2003, 2004, 2005 and the first quarter of 2006 should be deemed as non-recurring revenue.

We may not be able to access third party technology, which we depend upon to conduct our business, and as a result, we could experience delays in the development and introduction of new products and services or enhancements of existing products and services.

If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new products and services and related improvements or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our sales could be substantially reduced. We license technology that is incorporated into our products and services from third parties. In light of the rapidly evolving nature of technology, we may increasingly need to rely on technology licensed to us by other vendors, including providers of development tools that will enable us to quickly adapt our technology to new products and services. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.

Risks Related to Our Stock Being Publicly Traded

Our stock price may be volatile.

Our Common Stock has been trading in the public market for approximately 17 months. To date, trading volume has been extremely light, as most of our outstanding shares are unregistered, and cannot yet be traded. We cannot predict the extent to which a trading market will develop for our Common Stock or how liquid that market might become. The trading price of our Common Stock has been and is expected to continue to be highly volatile as well as subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

•	Disruption to our operations.

•	The emergence of new sales channels in which we are unable to compete effectively.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board of directors or management.

•	Changes in governmental regulations or in the status of our regulatory approvals.

•	Changes in earnings estimates or recommendations by securities analysts.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We do not intend to pay dividends on our Common Stock.

We have never declared or paid any cash dividend on our Common Stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

We have and will continue to incur increased costs as a result of being a public company.

As a public company, we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission (the “SEC”), the NYSE and NASDAQ. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The concentration of our capital stock ownership with our founders, executive officers, employees, and our directors and their affiliates will limit our stockholders ability to influence corporate matters.

Until June 28, 2006, our founders, executive officers, directors (and their affiliates) and employees together owned approximately 77.0% of the voting power of our outstanding capital stock. In particular, our two founders, Colorado Stark and Alvin Estevez combined, controlled approximately 74.2% of the voting power of our outstanding capital stock. With the issuance of the Debentures to Dutchess, Colorado Stark and Alvin Estevez exchanged their shares of Common Stock for shares of newly issued Series A Convertible Preferred Stock (the “Preferred Stock”). While the Preferred Stock ranks senior to the Common Stock with respect to dividends, and on parity with the Common Stock with respect to liquidation, the holders of shares of the Preferred Stock shall generally vote together with the holders of shares of the Common Stock on an as-if-converted basis. Consequently, Colorado Stark and Alvin Estevez retain significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets, for the foreseeable future. This concentrated control limits the ability of stockholders to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Common Stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our Certificate of Incorporation and By-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•
Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which may prevent stockholders from being able to fill vacancies on our board of directors.

•
Our stockholders may act by written consent, provided that such consent is signed by all the shareholders entitled to vote with respect to the subject matter thereof. As a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting.

•	Our Certificate of Incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

You may experience dilution as a result of the Dutchess financing transaction, as well as if we raise funds through the issuance of additional equity and/or convertible securities.

You will experience dilution if Dutchess converts its Debentures into Common Stock or exercises its Warrants. You will experience further dilution if Colorado Stark and Alvin Estevez convert their Preferred Stock into Common Stock. Additionally, if we raise additional funds through the issuance of equity securities or additional convertible securities, you may experience further dilution of your percentage ownership. This dilution may be substantial. In addition, these securities may have powers, preferences and rights that are senior to the holders of our Common Stock and may further limit our ability to pay dividends on our Common Stock.

Our Common Stock has a small public float and future sales of our Common Stock, or sales of shares being registered under this document may negatively affect the market price of our Common Stock.

As of July 10, 2006, the most recent trading day in our Common Stock, there were 4,191,266 shares of our Common Stock outstanding, at a closing market price of $0.07 for a total market valuation of approximately $293,389. Our Common Stock has a public float of approximately 1,600,000 shares, which shares are in the hands of public investors, and which, as the term "public float" is defined by NASDAQ, excludes shares that are held directly or indirectly by any of our officers or directors or any other person who is the beneficial owner of more than 10% of our total shares outstanding. These 1,600,000 shares are held by a relatively small number of stockholders of record. We cannot predict the effect, if any, that future sales of shares of our Common Stock into the market will have on the market price of our Common Stock. However, sales of substantial amounts of Common Stock, including future shares issued upon the exercise of 15,000,000 Warrants, future shares issued upon the conversion of Debentures, or upon Colorado Stark and Alvin Estevez converting their Preferred Stock into Common Stock, or upon exercise of stock options (of which 2,391,610 are outstanding as of this filing and an additional 608,390 shares are reserved for issuance), or the perception that such transactions could occur, may materially and adversely affect prevailing market prices for our Common Stock.

Because the market for and liquidity of our shares is volatile and limited, and because we are subject to the "Penny Stock" rules, the level of trading activity in our Common Stock may be reduced.

Our Common Stock is quoted on the OTCBB (ENGM). The OTCBB is generally considered to be a less efficient market than the established exchanges or the NASDAQ markets. While our Common Stock continues to be quoted on the OTCBB, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our Common Stock, compared to if our securities were traded on NASDAQ or a national exchange. In addition, our Common Stock is subject to certain rules and regulations relating to "penny stocks" (generally defined as any equity security that is not quoted on the NASDAQ Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent bid and offer quotations for the penny stock held in the account, and certain other restrictions. If the broker-dealer is the sole market maker, the broker-dealer must disclose this, as well as the broker-dealer's presumed control over the market. For as long as our securities are subject to the rules on penny stocks, the liquidity of our Common Stock could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus, constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risk factors outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our Common Stock by the selling stockholders.

We will receive net proceeds of up to approximately $1,007,566.00 upon the due exercise, if any, of the outstanding Warrants granted by us exercisable for an aggregate of 15,000,000 shares of Common Stock. The Company currently anticipates applying the total proceeds from the exercise of the Warrants approximately as follows:

Application of Proceeds	Approximate Dollar Amount	Approximate Percentage of Net Proceeds
Sales and Marketing	$251,892.00	25%
Working capital and general corporate purposes	$755,674.00	75%

Total	$1,007,566.00	100%

DILUTION

As of July 14, 2006, the Company’s total liabilities exceeded its total tangible assets by $414,088, giving rise to a negative net tangible book value of $414,088 or a negative $0.099 per share, based upon 4,191,266 shares of Common Stock outstanding. Dilution is determined by subtracting net tangible book value per share after this Offering from the amount paid by new investors per share of Common Stock.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Bid and ask prices for our Common Stock are quoted from broker dealers on the Bulletin Board. Enigma’s trading symbol is “ENGM”.

The following table contains information about the range of high and low bid prices for our Common Stock for each quarterly period from Q1 2005 through Q2 2006 based upon reports of transactions on the OTCBB.

Fiscal 2005*	Low	High
First Quarter (commencing February 22)	$0.42	$2.45
Second Quarter	$0.90	$1.54
Third Quarter	$0.30	$1.40
Fourth Quarter	$0.20	$0.55

Fiscal 2006*
First Quarter	$0.06	$0.25
Second Quarter	$0.05	$0.09

*The high and low prices listed have been rounded up to the next highest two decimal places.

The market price of our Common Stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for the products we distribute, and other factors, over many of which we have little or no control. Broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our Common Stock, regardless of our actual or projected performance. On July 10, 2006, the most recent trading day on which shares of the Company were traded, the closing bid price of our Common Stock as reported on the OTCBB was $0.07 per share.

Holders

As of July 14, 2006, there were 26 holders of record of our Common Stock.

Dividend Policy

We have never declared dividends or paid cash dividends on our Common Stock. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

This discussion and analysis should be read in conjunction with our financial statements and accompanying notes, which are included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. Operating results are not necessarily indicative of results that may occur in future periods. When used in this discussion, the words “believes”, “anticipates”, “expects” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

Our business and results of operations are affected by a wide variety of factors, as we discuss under the caption “Risk Factors” and elsewhere in this prospectus, which could materially and adversely affect us and our actual results. As a result of these factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

Any forward-looking statements herein speak only as of the date hereof. Except as required by applicable law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General Discussion on Results of Operations and Analysis of Financial Condition

For the three-month periods ended March 31, 2006 and 2005

We begin our General Discussion and Analysis with a discussion of the Critical Accounting Policies and the Use of Estimates, which we believe are important for an understanding of the assumptions and judgments underlying our financial statements. We continue with a discussion of the Results of Operations for the three-month periods ended March 31, 2006 and 2005, followed by a discussion of Liquidity and Capital Resources available to finance our operations.

We are a developer of Internet-based systems and downloadable security software products designed to give our customers instant access to information on the web and control over the programs installed on their computers in an automated and easy to use way, thereby enhancing transparency and user control. Our business strategy is to leverage our knowledge of internet marketing, as well as our existing base of more than 700,000 users to continue to develop Internet software products that further the values on which the Internet is based. Our consumer software product line is focused on delivering Internet privacy and security to individual users, homes, offices, and small businesses. Sales of SpyHunter commenced in June 2003. In late January 2005, we began to license a new and improved product, SpyHunter 2.0.

Critical Accounting Policies and the Use of Estimates

Revenue Recognition

We recognize revenue from the license fees of SpyHunter and Adorons in accordance with accounting principles generally accepted in the United States of America that have been prescribed for the software industry. Revenue recognition requirements in the software industry are very complex and require us to make some estimates. Specifically, we recognize revenues in accordance with SOP No. 97-2 “Software Revenue Recognition,” as amended by SOP No. 98-9 “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These statements of position provide guidance for recognizing revenues related to sales by software vendors. We sell our software products over the Internet. Customers order the product and simultaneously provide their credit card information to us. Upon receipt of authorization from the credit card issuer, the customer downloads the products over the Internet. As part of the sales price of $29.99, we provide post-contract customer support (“PCS”), consisting primarily of e-mail support and free updates to our software products as and when such updates are available.

For sales of the SpyHunter 1 series that occurred during the years ended December 31, 2003 and 2004, as well as during the month of January 2005, this PCS was provided for an indefinite period into the future. However, with the introduction at the end of January 2005 of our new and improved product, SpyHunter 2.0, PCS is limited to one year from the date of purchase. Licensees of the SpyHunter 1 series were provided with PCS up until March 10, 2005, from which point forward we no longer support that product.

During the second quarter of fiscal 2006, we introduced a new version of our product, SpyHunter 2.7, and changed our license agreement to provide PCS for a period of six months. Accordingly, we will recognize the license fees from SpyHunter 2.7 during the 6-month period immediately subsequent to the sale. PCS is limited to 6 months from the date of purchase of SpyHunter 2.7.

Our sales of software arrangements are considered to be multiple deliverables. In accordance with SOP No. 97-2 and SOP No. 98-9, the fee is required to be allocated to the various elements based on vendor specific objective evidence (“VSOE”) of fair value. On all sales of SpyHunter 1 series which occurred from June 2003 through January 2005, VSOE did not exist for the allocation of revenue to the various elements of the arrangement. As a result, we deferred all revenue from these arrangements. This deferred revenue totaled $21,270,075 and consisted of $6,320,000 deferred for the year ended December 31, 2003, approximately $14,850,000 for the year ended December 31, 2004 and approximately $105,000 for the month of January 2005. We informed all of our customers that as of March 10, 2005, we would no longer support or provide updates to the SpyHunter 1 series software and we offered SpyHunter 2.0 to existing customers free of charge for a period of 90 days. Accordingly, we have recognized as revenue, all proceeds from the sales of SpyHunter 1 series that occurred from June 2003 through January 2005, ($21,270,075) during the 90 day period from March 11, 2005 through June 10, 2005, at the daily rate of 1/90 of the total deferred revenues.

With respect to sales of SpyHunter 2.0 and SpyHunter 2.7, which have PCS limited to one year and 6 months after the sale, respectively, VSOE does exist for the allocation of revenue to the various elements of the arrangement, as we consider the revenue from such sales to be attributable to the service element. Accordingly, we recognize the license fees from these products during the 12-month and 6-month periods, respectively, immediately subsequent to the sale. During the three-month period ended March 31, 2006, revenue in the amount of $297,440 was reported, while actual cash sales were only $105,995. The difference of $191,444 was attributable to partial recognition of sales deferred from prior periods, net of a partial deferment of first quarter 2006 sales. Similarly, for the three-month period ended March 31, 2005, revenue in the amount of $4,982,038 was reported, while actual cash sales were $234,071. The difference of $4,747,967 was attributable to partial recognition of sales deferred from periods prior to the first quarter of 2005, net of a partial deferment of first quarter 2005 sales.

Customers are also able to order a CD version of, and an extended download service for, SpyHunter 2.0 and for SpyHunter 2.7, in which case we earn commission income, all of which is recognized at the time of delivery of the product or service; as is any commission income that we earn on sales of other companies products or from on-line advertising of such products on our various websites.

Reserves for Product Returns

Our policy with respect to product returns is spelled out in our End User License Agreement (“EULA”), which states “…products purchased that are downloadable are NOT refundable; however, Enigma Software Group, Inc. reserves the right to award refunds to a customer on a per case basis.” As of March 31, 2006, we had not accrued a reserve for potential refunds or chargebacks, as our experience has been that such returns and chargebacks are not material to our overall revenues. We may voluntarily accept greater or fewer products for return.

Income Taxes

We make estimates to determine our current provision for income taxes, as well as our income taxes payable. Our estimates with respect to the current provision for income taxes take into account current tax laws and our interpretation of current tax laws, as well as possible outcomes of any future tax audits. Changes in tax laws or our interpretation of tax laws and the resolution of any future tax audits could significantly impact the amounts provided for income taxes in our financial statements.

Legal Contingencies

As discussed in the Notes to Condensed Financial Statements and below, from time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Results of Operations For the Three-Month Periods Ended March 31, 2006 and 2005

Overview

Our goals for the past several years were to launch SpyHunter, generate significant licensing fees and continue to build on that success by generating even greater licensing fees. We were successful in accomplishing these goals, but as discussed above, all of the revenue associated with the SpyHunter 1 series was deferred and not recognized as revenue until 2005, while the cash was received and used principally during 2003 and 2004 to support our operations. Therefore, all of our deferred revenue reported for 2003 and 2004, approximately $21.1 million, was realized and recorded as non-recurring revenue during 2005, without any cash flow effect. Our business plan going forward is to continue to develop both Internet software products and services for consumers in order to establish recurring subscription revenue.

Revenues

For the three-month period ended March 31, 2006, reported revenues from the sales of software products were $297,440, consisting of revenue recognized from sales of SpyHunter 2.0 and Adorons. Also, for the three-months ended March 31, 2006, commission income and advertising revenues were $24,839. For the comparable prior year period, the revenue reported was $53,517 of commission income and advertising revenue.

For the three-month period ended March 31, 2005, reported revenues from the sales of software products totaled $4,982,038, consisting of the non-cash recognition of deferred revenue from sales of the SpyHunter 1 series of approximately $4,962,110 (the cash generated by these license fees having all been received during the years ended December 31, 2003, 2004 and the month of January 2005 and used to support operations of those years and period, respectively); and approximately $19,900 of revenue recognized from sales of SpyHunter 2.0 and Adorons.

Expenses

Expenses for the three month periods ended March 31, 2006 and 2005 were $641,953 and $1,007,075, respectively.

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Marketing & Selling	$20,427	$174,065
General & administrative	620,359	792,749
Depreciation & amortization	1,167	40,261
Total expenses	$641,953	$1,007,075

For the three months ended March 31, 2006, marketing and selling expenses declined by approximately $153,600, or 88%, from that of the prior year comparable period, reflecting the substantial decline in actual sales of software products (approximately $106,000 in the first quarter of 2006 as compared to approximately $234,000 in the first quarter of 2005). Marketing and selling expenses are expensed as incurred and relate directly to the level of sales activity as opposed to the revenue reported for the period, which may have been entirely or partially deferred, as discussed above. Actual sales of software products (as compared to reported revenues from sales) declined for the quarter by approximately $80,000, or 34%, as anti-Spyware products became accessible to consumers as part of bundled software products offered by other software vendors, and as SpyHunter reached maturity in its product life-cycle.

For the three months ended March 31, 2006, general and administrative expenses declined by approximately $172,000, or 22%. The decline was principally due to a decrease in compensation and benefits expense reflecting the lay-off of 11 employees in periods subsequent to the first quarter of 2005.

Depreciation and amortization expense declined by approximately $39,000 during the three months ended March 31, 2006 when compared to the comparable prior year period, principally due to the write down of impaired assets in the fourth quarter of 2005.

Net Income (Loss)

As a result of the foregoing and after accounting for interest income and income tax expense/(benefits), there was a net loss of approximately $315,000 for the three-months ended March 31, 2006 as compared to a net income of approximately $3.2 million for the comparable prior year period.

Liquidity and Capital Resources for the Three-Month Periods Ended March 31, 2006 and 2005

At March 31, 2006, we had cash and cash equivalents of $167,705. This compares unfavorably to cash and cash equivalents of $783,072 and restricted cash of $50,000 at March 31, 2005, and cash and cash equivalents of approximately $472,000 at December 31, 2005. Net cash used in operating activities for the three-months ended March 31, 2006 was approximately $304,000 as compared to net cash provided by operating activities of approximately $171,000. This decrease in operating cash flow as compared to the comparable period of the prior year reflects a decline in sales of our software products and our strategic shift to broaden our business by developing an Internet-based search network. Because our business is evolving and changing, our operating cash flow may continue to suffer, and past operations are not a good gauge for anticipating future operations. Advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns, and this could negatively impact on our operating cash flow as we attempt to develop this source of revenue. In the meantime we will continue to incur operating expenses, principally compensation and benefits and telecommunications costs as well as legal, auditing and other ancillary costs associated with being a public company.

General Discussion on Results of Operations and Analysis of Financial Condition

For the years ended December 31, 2005 and 2004

We begin our General Discussion and Analysis with a discussion of the Critical Accounting Policies and the Use of Estimates, which we believe are important for an understanding of the assumptions and judgments underlying our financial statements. We continue with a discussion of the Results of Operations for the years ended December 31, 2005 and 2004, followed by a discussion of Liquidity and Capital Resources available to finance our operations.

We are a developer of Internet-based systems and downloadable security software products designed to give our customers instant access to information on the web and control over the programs installed on their computers in an automated and easy to use way, thereby enhancing transparency and user control. Our business strategy is to leverage our knowledge of internet marketing, as well as our existing base of more than 700,000 users, to further develop our Adorons Internet Search Engine Product in an effort to develop on-line advertising revenues, as well as to continue to develop Internet software products that further the values on which the Internet is based. Our consumer software product line is focused on delivering Internet privacy and security to individual users, homes, offices, and small businesses. Sales of SpyHunter commenced in June 2003. In late January 2005, we began to license a new and improved product, SpyHunter 2.0, as well as a product known as Adorons TM Easy Security (previously known as Adorons TM Anonymous Surfing).

Critical Accounting Policies and the Use of Estimates

Revenue Recognition

We recognize revenue from the license fees of SpyHunter and Adorons   in accordance with accounting principles generally accepted in the United States of America that have been prescribed for the software industry. Revenue recognition requirements in the software industry are very complex and require us to make some estimates.

Specifically, we recognize revenues in accordance with SOP No. 97-2 “Software Revenue Recognition,” as amended by SOP No. 98-9 “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These statements of position provide guidance for recognizing revenues related to sales by software vendors. We sell our software products over the Internet. Customers order the product and simultaneously provide their credit card information to us. Upon receipt of authorization from the credit card issuer, the customer downloads the products over the Internet. As part of the sales price of $29.99, we provide post-contract customer support (“PCS”) consisting primarily of e-mail support and free updates to our software products as and when such updates are available.

For sales of SpyHunter 1 series that occurred during the years ended December 31, 2003 and 2004, as well as during the month of January 2005, this PCS was provided for an indefinite period into the future. However, with the introduction at the end of January 2005 of our new and improved product, SpyHunter 2.0, as well as Adorons, PCS is limited to one year from the date of purchase. Licensees of the SpyHunter 1 series were provided with PCS up until March 10, 2005, from which point forward we no longer support that product.

Our sales of software arrangements are considered to be multiple deliverables. In accordance with SOP No. 97-2 and SOP No. 98-9, the license fee is required to be allocated to the various elements based on vendor specific objective evidence (“VSOE”) of fair value. On all sales of SpyHunter 1 series which occurred from June 2003 through January 2005, VSOE did not exist for the allocation of revenue to the various elements of the arrangement. As a result, we deferred all revenue from these arrangements. This deferred revenue totaled approximately $21,275,000; and consisted of approximately $6,320,000 deferred for the year ended December 31, 2003, approximately $14,850,000 for the year ended December 31, 2004 and approximately $105,000 for the month of January 2005.

We informed all of our customers that as of March 10, 2005, we would no longer support and/or provide updates to the SpyHunter 1 series software and we offered SpyHunter 2.0 to existing customers free of charge for a period of 90 days. Accordingly, we have recognized as revenue, all proceeds from the sales of SpyHunter 1 series that occurred from June 2003 through January 2005 (approximately $21,275,000) during the 90 day period March 11, 2005 through June 10, 2005, at the daily rate of 1/90 of the total deferred revenues.

With respect to sales of SpyHunter 2.0 and Adorons Easy Security, which have PCS limited to one year after the sale, VSOE does exist for the allocation of revenue to the various elements of the arrangement, as we consider the revenue from such sales to be attributable entirely to the service element. Accordingly, we recognize the license fees from these products during the 12-month period immediately subsequent to the sale. During the year ended December 31, 2005, the amount of revenue so recognized was approximately $640,000 on sales of approximately $1,210,000, with balance of $569,612 deferred revenue to be recognized in the year ending December 31, 2006.

Customers are also able to order a CD version of, and an extended download service for, SpyHunter 2.0, in which case we earn commission income, all of which is recognized at the time of delivery of the product or service; as is any commission income that we earn on the sales of products of other companies or from on-line advertising of such products on our various websites.

Reserves for Product Returns

Our policy with respect to product returns is spelled out in our End User License Agreement (“EULA”), which states “…products purchased that are downloadable are NOT refundable; however, Enigma Software Group, Inc. reserves the right to award refunds to a customer on a per case basis.”   As of December 31, 2005, we had not accrued a reserve for potential refunds or chargebacks, as our experience has been such that returns and chargebacks are not material to our overall revenues. We may voluntarily accept a greater or fewer number of products for return.

Income Taxes

We make estimates to determine our current provision for income taxes, as well as our income taxes payable. Our estimates with respect to the current provision for income taxes take into account current tax laws and our interpretation of current tax laws, as well as possible outcomes of any future tax audits. Changes in tax laws or our interpretation of tax laws and the resolution of any future tax audits could significantly impact the amounts provided for income taxes in our financial statements.

Legal Contingencies

From time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity. As discussed in the Notes to Financial Statements and above, until March 1, 2006, the Company had leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction.  The Company may seek to recover the damages it sustained as a result of the landlord's breach.  However, it is possible that a court might find that the Company, which takes the position that it was relieved of its obligations to pay rent on account of the owner's breach, is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company's vacating the premises, less a security deposit of $83,147.

Results of Operations For the Years Ended December 31, 2005 and 2004

Overview

Our goals for the past several years were to launch SpyHunter, generate significant licensing fees and continue to build on that success by generating even greater licensing fees. We were successful in accomplishing these goals, but as discussed above, all of the revenue associated with the SpyHunter 1 series had been deferred while the cash was received and used principally during 2003 and 2004 to support our operations. Therefore, all of our deferred revenue reported for the 2003 and 2004, approximately $21.1 million, was realized and recorded as non-recurring revenue during 2005, without any cash flow effect. Our business plan going forward is to continue to develop both Internet software products and services for consumers in order to establish recurring subscription revenue.

Revenues

For the year ended December 31, 2005, revenues from the sales of software products totaled $21,915,358, consisting of the non-cash recognition of deferred revenue from sales of the SpyHunter 1 series of approximately $21,275,000 (the cash generated by these license fees having all been received during the years ended December 31, 2003, 2004 and the month of January 2005 and used to support operations of those years and period, respectively); and approximately $640,000 of revenue recognized from sales of SpyHunter 2.0 and Adorons Easy Security. Also for the year ended December 31, 2005, commission income and advertising revenues totaled $107,367. For 2004, the Company reported no revenue, reflecting the deferral of 100% of such revenue in connection with the application of our revenue recognition policy.

Expenses

Expenses for the years ended December 31, 2005 and 2004 were $3,281,380 and $13,299,988, respectively.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Marketing & Selling	$308,015	$7,755,841
General & administrative	$2,425,265	$5,457,123
Write-down of impaired assets	$387,055	-
Depreciation & amortization	$161,405	$87,024
Total expenses	$3,281,830	$13,299,988

For year ended December 31, 2005, marketing and selling expenses declined by approximately $7.4 million, or 96%, from that of the prior year, reflecting the substantial decline in actual sales of software products (approximately $1.3 million in 2005 as compared to approximately $14.8 in 2004). Marketing and selling expenses are expensed as incurred and relate directly to the level of sales activity as opposed to the revenue reported for the period, which may have been entirely or partially deferred, as discussed above. Actual sales of software products (as compared to reported revenues from sales) declined for the year by approximately million $13.5 million, or 91%, as anti-spyware products became accessible to consumers as part of bundled software products offered by other software vendors, and as SpyHunter reached maturity in its product life-cycle.

For the year ended December 31, 2005, general and administrative expenses declined by approximately $3.0 million, or 56%. The decline was principally due to a decrease in compensation and benefits expense as during the year ended December 31, 2004, approximately $2.2 million in bonuses were paid out to senior management, while there was no such comparable expense incurred during 2005.

Write-down of Impaired Assets

At December 31, 2005, the Company incurred an impairment charge of $387,055, representing: the difference between what the Company had received and expects to receive, $2,785 and $1,000, respectively, from the disposal of its excess furniture and fixtures; the abandonment of its leasehold improvements (see Notes to Financial Statements ), and their respective carrying values at that date; and the security deposit of $83,147, on its office lease. At December 31, 2004, the Company had not incurred an impairment charge.

Net Income (Loss)

As a result of the foregoing and after accounting for interest income and income tax provision/(benefit), net income was approximately $10.2 million for the year ended December 31, 2005, compared to a net loss of approximately $4.8 million for the year ended December 31, 2004.

Liquidity and Capital Resources For the Years Ended December 31, 2005 and 2004

At December 31, 2005, we had cash and cash equivalents of $472,008. This compares unfavorably to cash and cash equivalents of $615,734 and restricted cash of $1,004,640 at December 31, 2004.

Net cash used in operating activities for the year ended December 31, 2005 was approximately $137,000 and reflects the release of $1,004,640 from restricted cash as well as a refund of prepaid income taxes of $256,711, without which we would have reported approximately $1.4 million of net cash used in operating activities. For the year ended December 31, 2004, although 100% of our revenue was deferred in accordance with our accounting policy, net cash provided by operating activities was approximately $1.4 million, which was net of $310,821 in additions to restricted cash and $256,711 in prepaid income taxes, the latter of which was refunded in 2005.

This decrease in operating cash flow as compared to the prior year reflects a decline in sales of our software products and our strategic shift to broaden our business by developing an Internet-based search network. Because our business is evolving and changing, our operating cash flow may continue to suffer, and past operations are not a good gauge for anticipating future operations. Advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns, and this could negatively impact on our operating cash flow as we attempt to develop this source of revenue. In the meantime we will continue to incur operating expenses, principally compensation and benefits and telecommunications costs as well as legal, auditing and other ancillary costs associated with being a public company.

Based on the Company’s business model and encouraging test results during the latter half of 2005, management had believed that the Company would be able to meet its obligations as they came due, as well as its budgeted working capital requirements for its planned activities, at least through the third quarter of 2006, by continuing to further reduce costs and by attempting to raise capital through debt or equity financing. However, by early February 2006, such attempts to raise debt or equity capital proved fruitless, and it became obvious to management that the Company’s business plan was no longer viable, as the encouraging test results it had noted in the latter half of 2005 dissipated in January 2006. In addition, in March 2006, in order to further stem its outflow of cash while it attempts to develop a viable business plan and rebuild its business, the Company broke its office space lease and relocated to offices outside of New York. The Company may incur damages for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, minus the security deposit. The amount and extent of such damages are at the present time, unknown. The Company is hopeful that it will be successful in negotiating an acceptable settlement with landlord.

Net cash used in investing activities for the year ended December 31, 2005 was $6,500, as compared to $517,599 used in investing activities for the year ended December 31, 2004. Acquisitions of furniture and fixtures, computer and telecommunications equipment and leasehold improvements accounted for the major portion of investing activities in 2004.

Cash used in financing activities for the year ended December 31, 2005 and 2004, was $0 and $217,670, respectively.

BUSINESS
General

The Company is a developer of software and Internet-based systems designed to give customers information and control over the programs installed on their computers in an automated and easy to use way. The Company’s business strategy is to develop products that further the values on which the Internet is based: transparency and user control.

The Company is a Delaware corporation which commenced operations in July of 1999. Following an initial investment round at the time of operational commencement, on June 28, 2006, the Company, entered into a Subscription Agreement with Dutchess and immediately closed the transaction pursuant to which the Company issued secured Debentures, convertible into shares of Common Stock of the Company, in the principal amount of One Million dollars ($1,000,000). Dutchess funded Five Hundred Thousand dollars ($500,000) to the Company upon the initial closing and Dutchess will fund an additional Five Hundred Thousand dollars ($500,000) to the Company simultaneously with the filing of the Registration Statement covering the shares of Common Stock underlying the Debentures and Warrants with the SEC. Pursuant to the Subscription Agreement, the additional funding has been agreed upon between Dutchess and the Company and is contingent on the filing of the Registration Statement.

The Debentures bear interest at 12% per annum and are due in June of 2011. The Company also entered into a Registration Rights Agreement with Dutchess, whereby the Company agreed to register the shares of Common Stock issuable pursuant to the conversion of the Debentures and exercise of outstanding Warrants.

The Debentures are convertible into shares of Common Stock of the Company at the lesser of seven cents ($.07), or seventy-five percent (75%) of the lowest closing bid price of the Common Stock during the twenty (20) trading days immediately preceding a notice of conversion.

Pursuant to a Security Agreement between the Company and Dutchess, the Company granted Dutchess a first priority security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all of Company’s obligations under the Debentures and exercise and discharge in full of Company’s obligations under the Warrants.

The Company’s products and services utilize proprietary technology that target the U.S, consumer market. Products are distributed exclusively over the Internet by download. The Company owns and operates  over 20 websites, including Enigmasoftware.com, Enigmasoftwaregroup.com, adorons.com, spywareremove.com, Enigma-popup-stop.com, softvote.com, registryline.com and others.

The Company also operates Registryline.com, a specialty search engine for real estate foreclosures, for which users pay $29.99 per month to access.

Competition

The Company’s markets are extremely competitive and are subject to rapid technological change. They are influenced by the constant change in Internet security threats and the strategic direction of major software and operating system providers, as well as network equipment and computer hardware manufacturers, Internet service providers, application service providers and key application software vendors. The Company’s competitiveness depends on its ability to deliver products that meet customer needs by enhancing existing solutions and services as well as offering reliable, scalable and standardized new solutions on a timely basis.

The Company has limited resources, and as a result, must deploy its available resources thoughtfully. Most of the Company’s competitors have far greater financial resources. The principal competitive factors in the consumer products: product quality, employment of the most advanced technology, time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and sales and marketing capabilities.

In the consumer software security and privacy markets, the Company competes against many companies who offer competing technology solutions and competing customer response and support services. The Company estimates its share of this market to be less than 1%. In anti-Spyware and filtering products, some of the companies Enigma competes against include: Microsoft, Symantec, Computer Associates, McAfee Security, Trend Micro, CheckPoint, Lavasoft, PepiMK Software, WebRoot, PCTools, and Aluria Software.

Industry Overview

Internet Security Software

A July 2005 report from Business Communications Company, Inc. (BCC research) estimates the global market for Internet Security to be $27 billion in 2005 and expects it to grow to $58 billion by 2010. A copy of the report may be found at the URL: http://www.biz-lib.com/ZKM79657.html.

The rapid adoption of the Internet has accelerated the distribution and sharing of data and applications, enabling users to adopt new electronic ways of doing everything from home entertainment to shopping to conducting business. However, as users have become more reliant on the Internet to conduct operations, new security threats have emerged to significantly increase their vulnerability to malicious attacks. These security threats include worms, viruses, phishing, spam and spyware that can enable unauthorized access to information, monitor the user’s online activity, transmit sensitive data, steal proprietary data, and otherwise negatively affect the performance of the user’s computer network.

The Spyware Problem

History

In late 2000, after the collapse of the Internet bubble, several companies began developing free software applications that would monitor a user’s activity and deliver advertisements. Lack of interest in the Internet allowed this form of marketing to rapidly grow. According to an S-1 Registration Statement filed with the SEC, in 2003, Gator Corporation (now known as Claria Corporation) was generating over $90 million in sales volume strictly from this form of marketing.

The success of initial entrants into the space attracted many new companies. Unregulated by any authorities, many companies employed aggressive and deceptive marketing tactics. A December 2005 survey conducted by America Online and the National Cyber Security shows that over 60% of all computers had some form of Spyware present. The complete details of this survey are published online at the URL: http://www.staysafeonline.info/pdf/safety_study_2005.pdf Much of this Spyware was poorly written and caused machines to become unstable; and computers with multiple infestations would often be slowed to a crawl or become completely unusable.

In 2004, legislators became very active in regulating the threat of Spyware. Several new bills and laws were introduced. In 2004 and 2005 several lawsuits were filed against publishers of Spyware. Some of the lawsuits were filed by formidable organizations such as the office of New York State Attorney General Eliot Spitzer, and The Federal Trade Commission. The threat of litigation forced many American and Western European organizations to make substantial modifications to their software to the point that many are no longer considered threats.

Spyware Today

Many American and Western European publishers of Spyware have taken steps such as informing the consumer in a clear and conspicuous manner of what their software will do. They have made it easier for users to identify and remove their programs if they choose to. Most consumers are aware of the Spyware problem and have some form of anti-Spyware software installed in their computer.

While American and Western European authors of Spyware and Adware have made strides in a positive direction, software authors out of areas such as Russia, Eastern Europe, Indonesia and other regions, which are not as cooperative with United States Courts, have made their products more intrusive than ever. According to Symantec, during the last six months of 2004, attacks designed to expose confidential information represented 54% of the top 50 malicious code samples received, up from 44% in the first six months of the year and 36% in the second half of 2003.

Phishing -- the criminal tactic of sending an e-mail that appears to come from a financial institution asking for account information and passwords -- jumped 366% in the last 6 months of 2004, compared to the first half of that year. Web applications have emerged as popular targets because they allow attackers to circumvent traditional perimeter security measures. According to the Symantec study, 48% of all vulnerabilities in the second half of 2004 were found in web applications.

While the new breeds of Spyware are not as ubiquitous as the original wave which reached over 90% of all users, they are far more difficult to detect and remove, and substantially more dangerous. For these reasons, individuals and corporations have purchased several different forms of anti-Spyware protection and scan their computers regularly to ensure that their machines have not been compromised.

Business Strategy

Consumers and businesses are more internet security conscious today than ever. Enigma continues to see a consumer appetite for anti-Spyware products. The Company has found that some of its customers are so conscious about security, that they purchase multiple anti-Spyware products. The Company repeatedly sees this multiple product buying pattern in both consumers and businesses. Enigma now generates most of its revenue from renewals. Enigma is in the process of developing and executing a marketing strategy to increase new license sales.

The Company’s strategy is to develop a new version of SpyHunter that will be competitive with the leading products on the market. A few simple changes to the product will make SpyHunter competitive with the other leading brands. Enigma also intends to develop new features with SpyHunter, which should make SpyHunter one of the most effective solutions available.

The Company may also pursue acquisitions.

Marketing

Most users find Enigma websites through advertisements purchased from Internet advertising companies such as Google, Yahoo, Fastclick, TrafficMarketPlace, FindWhat, and other advertising networks or search engines. Trial versions of SpyHunter are also available on download sites such as Reg.net, download.com, and Tucows. The Company also operates an affiliate program where other website operators can become resellers of Enigma products on a pay-for-performance basis.

Much of the Company’s marketing occurs through agreements that are effectively short-term purchase orders that either party can terminate. Marketing also occurs through automated auctions for search engine advertising. In the past, the Company has lost the ability to advertise certain products or services on various networks. For example, Google will not allow Enigma to advertise SpyHunter under many important industry keywords such as Spyware or Adware. Yahoo will not permit the advertisement of SpyHunter on its front page, as it competes with Yahoo’s own Spyware removal product. The Company does, however, maintain an active relationship with both Google and Yahoo for other products.

The Internet advertising market is extremely competitive and has experienced steadily increasing advertising rates. More and more offline advertisers are using the Internet as a means of promotion and branding and this trend is continuing to drive up online advertising prices. Management anticipates continued increases in Internet advertising rates for the foreseeable future. Higher advertising rates can adversely affect Company profit margins. The price of internet advertising has increased to the point where it is extremely difficult for Enigma to purchase advertising at a profit in order to market it’s product(s).

Critical Accounting Policies - Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America that have been prescribed for the software industry. Revenue recognition requirements in the software industry are very complex. In applying its revenue recognition policies, management must determine which portions of Company revenue are recognized currently and which portions must be deferred. In order to determine current and deferred revenue, management must make estimates with regard to future deliverable products and services and the appropriate pricing for those products and services. Such estimates regarding future products and services may differ from actual events.

In arrangements that include multiple elements, including software licenses and maintenance and/or services, and packaged products with content updates, the Company recognizes revenues in accordance with SOP No. 97-2 “Software Revenue Recognition,” as amended by SOP No. 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” and thus allocates and defers a portion of such revenue from these arrangements.

A full description of the Company’s revenue recognition policy is discussed in the Notes to Condensed Financial Statements. Subscriber refunds are recorded as a reduction of revenues. Historically, revenues from consulting, advertising and website subscription were recognized when the service was received by the customer.

Technology and Development

Intellectual Property

The Company regards its software as proprietary, and software applications are written in Visual Basic and C++. They are written for personal computers using Microsoft Windows 98, Windows 2000, Windows ME, Windows XP and Windows NT. The Company protects its software technology by relying on a combination of copyright, trade secret and trademark laws, restrictions on disclosure and other methods. In particular, it has registered trademarks in the United States. In the future, management may implement patent filing in order to protect proprietary intellectual property that it believes is important to its business. To speed up development time of new products, the Company occasionally licenses some intellectual property from third parties for use in our products.

Enigma faces a number of risks relating to its intellectual property, including unauthorized use and unauthorized copying, or piracy, of software solutions. Litigation may be necessary to enforce intellectual property rights, to protect trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Furthermore, other parties have asserted and may, in the future, assert infringement claims against the Company. Litigation, even if not meritorious, could result in substantial costs and diversion of resources and management attention. In addition, third party licenses may not continue to be available to the Company on commercially acceptable terms, or at all.

Products

SpyHunter®

SpyHunter 2.7 is a Spyware Detection and Removal program. It scans the computer’s memory, registry and hard drive, and checks for spyware from a proprietary database of spyware definitions. If the program is ineffective at removing the problem, the user can generate a support log. The support log is a snapshot, created by examining all of the points of execution, of all programs running or scheduled to run in their machine. If an unwanted program is found, the user is manually sent a special file which will fix the problem and the spyware is put on a queue for evaluation and to be added to the Company’s definitions database. Definition files are updated regularly and the latest definition file can be obtained through the program. One License costs $29.99 and entitles the purchaser to receive support and regular updates for 6 months.

Research and Development

The Company employs a multiple product sourcing strategy that includes: internal development, licensing from third parties and purchase of source code. In the future, Company strategy may also include acquisitions of technologies, product lines or companies.

New products and enhancements of existing products are typically developed through focused product development groups. Each product development group is responsible for its own design, development and documentation. The Company maintains a central quality assurance department to ensure consistency. Independent contractors are used for aspects of the product and marketing development process. In addition, elements of some of the Company’s products are licensed from third parties.

In the future, the Company may affect select strategic acquisitions to secure certain technology, people and products which complement or augment overall product and services strategy. Both time-to-market and potential market share growth, among other factors, are considered when evaluating acquisitions of technologies, product lines or companies. Management may acquire and/or dispose of other technologies and products in the future.

As a technology Company, we must invest in research and development to design both new, experimental products and marketing campaigns. Management anticipates increased research and development expenditures as its business grows and adequate cash flow becomes available to fund such costs.

Property

The Company has no significant fixed assets, having sold some of its excess assets during 2005, as 11 employees were terminated, and having written down any remaining assets to a negligible value due to an impairment loss resulting from the Company vacating its office space at 17 State Street, New York, New York (see Legal Proceedings). The lease for that office space, which was entered into during 2004, was an operating lease for 6,236 square feet of office space requiring monthly rent of $16,629 and which expired on November 30, 2007. There is no lease for the Company’s new office space, which is located within an office suite complex in Stamford, Connecticut. Rather, the Company entered into an office service agreement with the operator of the office suite giving the Company a license to use designated offices as well as business center facilities and services for an initial term of six months from March 2006 through August 2006.

Legal Proceedings

The Company had leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction.  In June 2006, the Company and the owner of the building reached agreement (the “Agreement”) to settle the dispute. Per the terms of the Agreement, Enigma surrendered the premises and was released from the terms of the Short Term Lease Agreement it had entered into on April 28, 2004. Enigma paid the landlord the sum of $20,000 and the landlord retained a security deposit of $83,147, in consideration of the landlord executing and delivering the Agreement to Enigma. As a result, Enigma is no longer obligated to pay the landlord fixed rent, which from March 1, 2006 to November 30, 2007 would have been approximately $348,600, nor any other rent or charge in connection with its lease of the premises. In addition, Enigma and the landlord mutually released each other from any and all claims, except to the extent Enigma does not surrender the premises and causes damage to the Landlord thereby or otherwise breaches any covenant or representation set forth in the Agreement.

In addition, the Company had been in dispute with the operator of a co-location facility where the Company had maintained a portion of its computer equipment until March 2006. The Company removed that equipment and ceased paying the operator the amount required under its agreement with the operator. In June 2006, the Company and the operator reached a mutually agreeable settlement of the amount owed for the remaining term of the agreement.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning each of the directors and executive officers of the Company as of July 24, 2006:

Name	Age	Position	With Company Since
Colorado Stark	35	Executive Chairman, Director	1999
Alvin Estevez	34	President and CEO, Director	1999
Edwin J. McGuinn, Jr.	55	Director	2005
Richard M. Scarlata	63	CFO and Treasurer	2004
______________

Colorado Stark. Mr. Stark co-founded the Company in 1999 and currently serves as its Executive Chairman. Having worked in the investment banking industry for 12 years, Mr. Stark offers the Company his experience in building successful, high growth enterprises. Mr. Stark also spent two years, from 2001 to 2003, as president of Brill Capital. Under His leadership Brill Capital financed innovative companies in the fields of Biotechnology and Communications.

 Alvin Estevez. Mr. Estevez is also a co-founder of the Company and currently serves as its President and CEO, having held such positions since 1999. He comes from a network security background and prior to co-founding Enigma, he worked at defense contractor Northrop Grumman, as well as with related subsidiaries and entities. Mr. Estevez brings to the Company the experience of managing large groups of technical personnel along with the expertise of building enterprise level technology systems.

Edwin J. McGuinn, Jr. Mr. McGuinn currently serves as a Director of the Company, having been so elected in March 2005. Mr. McGuinn also serves on the Audit Committee and the Compensation Committee and has been designated the Audit Committee Financial Expert. Mr. McGuinn is currently the Chairman and CEO of MRU Holdings, Inc., having held such position since April 2004. MRU Holdings, Inc. is a specialty finance company that provides undergraduate and graduate students with funds for higher education. Prior to joining MRU Holdings, Inc., Mr. McGuinn was the President and CEO of eLOT, Inc., having held such positions from May 2000 until November 2004. eLOT, Inc. is a company whose focus was the development of consumer e-commerce products and integrated network management systems for the sale of state and governmental lottery tickets on the Internet. Prior to joining eLOT, Inc., Mr. McGuinn was President and CEO of Limitrader.com from January 1999 until May 2000. Limitrader.com is the first Internet based trading platform for the new issue and secondary trading of corporate bonds. Mr. McGuinn also sits on the Board of Directors of eLOT, Inc. and the board of a venture capital company and several development stage companies specializing in financial technology and Internet services.

Richard M. Scarlata. Mr. Scarlata became CFO of the Company as of December 30, 2004. From 1999 until that date, Mr. Scarlata was self-employed as a consultant, providing financial, accounting and business advisory services to clients. From 1993, Mr. Scarlata held at different intervals the CFO and CEO positions at Rockefeller Center Properties, Inc., a publicly traded REIT. Mr. Scarlata possesses an MBA degree in Finance, and has been a CPA since 1970. Previously, Mr. Scarlata had also served as an Adjunct Professor of Finance at Monroe College in The Bronx, NY.

Audit Committee

In March 2005, the Company adopted an Audit Committee Charter and designated Edwin J. McGuinn Jr., the sole member of the Audit Committee, as the independent audit committee financial expert. The appointment of Mr. McGuinn satisfies the definition of independence in accordance with SEC rules and NASDAQ listing standards.

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

Compensation Committee

In March 2005, the Company adopted a Compensation Committee Charter. The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation, and bonus compensation to all employees. Mr. McGuinn is the sole member of the Compensation Committee.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity for the immediate future due to the limited size of the Board, which consists of three members.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2005, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

Code of Ethics

In March 2005, the Company adopted a Code of Ethics.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the executive officers of the Company, who were serving at the end of fiscal year 2005, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Restricted Stock Awards ($) (f)	Securities Underlying Options/SARs (#) (g)	LTIP Payouts ($ (h)	All Other Compensation ($) (i)
Colorado Stark, Executive Chairman and Director	2005	150,000	0	40,000	0	134,924	0	0
	2004	87,769	1,100,000	2,648	0	0	0	0
	2003	0	1,150,000	0	0	0	0	0

Alvin Estevez, President and CEO and Director	2005	150,000	0	40,000	0	175,286	0	0
	2004	87,769	1,100,000	4,423	0	0	0	0
	2003	0	1,150,000	0	0	0	0	0

Richard M. Scarlata, CFO and Treasurer	2005	110,000	0	0	0	289,649	0	0
	2004	0	0	0	0	0	0	0
	2003	0	0	0	0	0	0	0

Employment Agreements

Messrs. Stark, Estevez and Scarlata each have an employment agreement with the Company that extends until December 31, 2008. A copy of each of their employment agreements was filed as an exhibit to the Company’s Form 8-K filed on February 16, 2005.

Stock Option Grants

The following table sets forth the grant of stock options made during the fiscal year ended December 31, 2005 to the persons named in the Summary Compensation Table:

Option/Sar Grants In Last Fiscal Year
(Individual Grants)

Name (a)	Number of Securities Underlying Options/SARs Granted # (b)	Percent of Total Option/SARs Granted to Employees In Fiscal Year (c)	Exercise Of Base Price ($/Sh) (d)	Expiration Date (e)
Colorado Stark	134,924	14.1%	$1.21	May 17, 2010
Alvin Estevez	175,286	18.4%	$1.21	May 17, 2010
Richard M. Scarlata	289,649	30.4%	$1.10	May 17, 2015

Stock Options Exercised

No options were exercised during 2005 or 2006 to date.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of July 14, 2006, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of July 14, 2006, the Company had 4,191,266 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Position
Colorado Stark	0	0%	Executive Chairman & Director
Alvin Estevez	0	0	President & CEO and Director
Edwin J. McGuinn, Jr.	0	0	Director
Richard M. Scarlata	0	0	CFO & Treasurer
Guy Bitetto	398,609	9.5%	Secretary
Michael Zelvin 7 Lee Lane Rye Brook, NY 10573	403,858	9.6%
Directors and Executive Officers as a Group (4 persons)	0	0%
__________________________
(1)Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Colorado Stark and Alvin Estevez had combined control of approximately 74.2% of our outstanding Common Stock, representing approximately 74.2% of the voting power of our outstanding capital stock. However, as a result of the Dutchess financing they each exchanged their shares of Common Stock for shares of newly issued Preferred Stock. Since the holders of shares of the Preferred Stock shall generally vote together with the holders of shares of the Common Stock on an as-if-converted basis, Colorado Stark and Alvin Estevez retain significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets, for the foreseeable future. This concentrated control limits the ability of stockholders to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Common Stock could be adversely affected.

In anticipation of the reverse takeover, in December 2004, Mathew Evans, one of the shareholders of Maxi, who was also at that time a Director, President, CEO, CFO and Secretary of the Maxi, returned to Maxi (and Maxi cancelled) 750,000 shares of its Common Stock owned by him for no consideration.

During 2004, Adorons loaned $120,000 to its Alvin Estevez, who is President and CEO and also one of the Company’s founders as well as a stockholder. This loan, including interest at market rates, was repaid prior to the completion of the reverse takeover, by the redemption and cancellation of 21,840 shares of Adorons’ Common Stock owned by this individual.

In November 2004 the Company entered into a financial advisory agreement with an entity whose chairman owned approximately 0.05% of the Company’s Common Stock. The agreement provided for a $500,000 advisory fee payable in cash upon the Company’s execution of a Share Exchange Agreement with a public company, which amount was paid in December 2004 to that entity.

During 2004, in connection with the preparation of financial statements for the 2002 and 2003 fiscal years, Nobska Associates, LLC, a company of which Richard M. Scarlata, the Company’s CFO and Treasurer is a principal, was paid a fee of $23,850 and was reimbursed for out-of-pocket expenses totaling $293 for services rendered.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Series A Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”). As of July 24, 2006, 4,191,266 shares of Common Stock were issued and outstanding, 3,000,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options, and 58,000,000 shares of Common Stock were reserved for conversion of the Debentures and exercise of the Warrants. In addition, 7,433,988 shares of Preferred Stock were issued and outstanding.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to the stockholders for a vote. Holders of shares of Common Stock will have no preemptive, subscription or conversion rights. Our Board will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the Common Stock. Our declaration of any cash dividends in the future will depend on our Board’s determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, the Company has not declared or paid any dividends and has no plans to pay any dividends to the stockholders.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the Preferred Stock to receive preferential distributions, each outstanding share of Common Stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of Common Stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of stockholders elects our directors. The Common Stock does not have cumulative voting rights.

Preferred Stock

Voting, Dividend and Other Rights. The holders of shares of the Preferred Stock shall vote together with the holders of shares of Common Stock and any other series of preferred stock or Common Stock that, by its terms, votes on an as-if-converted basis with the Common Stock on all matters to be voted on or consented to by the stockholders of the Company, except as may otherwise be required under the Delaware General Corporation Law (the “DGCL”). With respect to the payment of dividends and other distributions on the capital stock of the Company, other than the distribution of the assets upon a liquidation, dissolution or winding-up of the affairs of the Company, the Preferred Stock shall rank: (i) senior to the Common Stock of the Company, (ii) senior to any new class or series of stock of the Company that by its terms ranks junior to the Preferred Stock, or that does not provide any terms for seniority, as to payment of dividends, or (iii) on a parity with any new class or series of stock of the Company that by its terms ranks on a parity with the Preferred Stock.

Rights Upon Liquidation. With respect to the distribution of assets upon a liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the Preferred Stock shall rank (i) on a parity the Common Stock, (ii) senior to any new class or series of stock of the Company that by its terms ranks junior to the Series A Preferred Stock, or that does not provide any terms for seniority, as to distribution of assets upon liquidation, dissolution or winding-up, (iii) on a parity with any new class or series of stock of the Company that by its terms ranks on a parity with the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company and (iv) with the consent of the holders of all of the then outstanding shares of the Preferred Stock, junior to any new class of stock of the Company that by its terms ranks senior to the Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company.

Transfer Agent and Registrar

The registrar and transfer agent for the Company’s Common Stock is Mellon Investor Services, LLC, P.O. Box 3315, South Hackensack, NJ 07606-1915, (866) 229-3147. The Company acts as registrar and transfer agent for the Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE

We had outstanding 4,191,266 shares of Common Stock as of the date of this prospectus. All 58,000,000 shares registered pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of shares would be governed by the limitations and restrictions that are described below.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

(1) 1% of the number of shares of our Common Stock then outstanding; or

(2) the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Future sales of substantial amounts of our Common Stock in the public market following the Offering, or the possibility of these sales occurring, could affect prevailing market prices for our Common Stock or could impair our ability to raise capital through an offering of equity securities.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the maximum number of shares of Common Stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of December 31, 2005. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Common Stock being registered.

For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares and shares owned pursuant to warrants exercisable within 60 days. The “Number of Shares Beneficially Owned After Offering” column assumes the sale of all shares offered.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the Registration Statement, which includes this prospectus.

Selling Stockholder	Natural Person	Number of Shares Beneficially Owned Prior to Offering (1)	Common Stock issuable upon conversion and exercise of securities forming part of this Offering	Number of Common Stock registered in this Offering	Number of Shares Beneficially Owned After Offering
Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund II, LP	Michael Novielli, Douglas Leighton(2)	0	58,000,000(3)	58,000,000	58,000,000

(1) Ownership as of July 24, 2006, for the selling stockholders based on information provided by the selling stockholders or known to us.
(2) Michael Novielli and Douglas Leighton, the managing members of Dutchess Capital Management, LLC, the general partner of Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund II, LP, share dispositive and voting power with respect to shares held by Dutchess.
(3) Represents (i) 43,000,000 shares of common stock issuable upon conversion of a $1,000,000 convertible debenture and (ii) 15,000,000 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

The Registration Statement relates to the Offering of 58,000,000 shares of Common Stock owned by the selling stockholders. The Company will not receive any proceeds from the sale of such shares. The selling stockholders will sell their Common Stock at the prevailing market prices or at privately negotiated prices. These shareholders may be underwriters as defined by the Securities Act.

The selling stockholders have advised us that the sale or distribution of our Common Stock owned by the selling stockholders may be effected by the selling stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or on any other market in which the price of our shares of Common Stock are quoted or (ii) in transactions otherwise than in the over-the-counter market or in any other market on which the price of our shares of Common Stock are quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

The selling stockholders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• short sales after this Registration Statement becomes effective;
• broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box after this Registration Statement becomes effective, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of Common Stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares of Common Stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Each of the selling stockholders acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of Common Stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our Common Stock and activities of the selling stockholders.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP.

EXPERTS

The financial statements as of December 31, 2005 and for the year then ended, included in this Prospectus, have been audited by Bagell, Josephs, Levine & Company, LLC, independent registered public accountanting firm, as stated in their report appearing herein and elsewhere in this Registration Statement, and have been so included in reliance upon the report of this firm given upon its authority as experts in auditing and accounting.

The financial statements for the year ended December 31, 2004, included in this Prospectus, have been audited by Eisner LLP, independent registered public accountanting firm, as stated in their report appearing herein and elsewhere in this Registration Statement, and have been so included in reliance upon the report of this firm given upon its authority as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements regarding accounting and financial disclosure matters with our independent certified public accountants.

AVAILABLE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2 (including exhibits) under the Securities Act, with respect to the shares to be sold in this Offering. This prospectus does not contain all the information set forth in the Registration Statement as some portions have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to our Company and the Common Stock offered in this prospectus, reference is made to the Registration Statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the information and reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC pursuant to the Securities Act. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

ENIGMA SOFTWARE GROUP, INC.
INDEX TO FINANCIAL STATEMENTS

Page
Condensed Balance Sheet at March 31, 2006 (unaudited)	F-2

Condensed Statements of Operations for the three-month periods ended March 31, 2006 and 2005 (unaudited)	F-3

Condensed Statement of Changes in Capital Deficit for the three-month period ended March 31, 2006 (unaudited)	F-4

Condensed Statements of Cash Flows for the three-month periods ended March 31, 2006 and 2005 (unaudited)	F-5

Notes to Condensed Financial Statements (unaudited)	F-6 - F-10

Enigma Software Group, Inc.
Condensed Balance Sheet
March 31, 2006 (unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$167,705
Accounts receivable	40,879
Prepaid expenses and other current assets	5,028

Total current assets	213,612

Property and equipment, net	5,833
Security deposit	6,700

Total Assets	$226,145

LIABILITIES AND CAPITAL DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$115,271
Income taxes payable	86,166
Deferred revenue	378,167

Total current liabilities	579,584

Commitments and contingencies

CAPITAL DEFICIT
Common stock, par value $0.001, 100,000,000 shares authorized; 16,243,267 issued and outstanding	16,243
Additional paid-in capital	74,204
Accumulated deficit	(443,886)

Total capital deficit	(353,439)

Total Liabilities and Capital Deficit	$226,145

See notes to condensed financial statements.

Enigma Software Group, Inc.
Condensed Statements of Operations
For the three-month periods ended March 31, (unaudited)
	2006	2005

Revenues:
Sales of software products	$297,440	$4,982,038
Commission income and advertising revenues	24,839	53,517
Total revenues	322,279	5,035,555

Expenses:
Marketing and selling	20,427	174,065
General and administrative	620,359	792,749
Depreciation and amortization	1,167	40,261

Total costs and expenses	641,953	1,007,075
Operating (loss) income	(319,674)	4,028,480
Interest income	5,062	3,651
(Loss) income before income tax provision	(314,612)	4,032,131
Income tax provision		1,777,166
Net (loss) income	$(314,612)	$2,254,965

Basic net (loss)/income per common share	$(.02)	$0.15
Diluted net (loss)/income per common share	$(.02)	$0.15

Weighted average shares outstanding:
Basic	16,243,267	15,428,245
Diluted	16,243,267	15,438,695

See notes to condensed financial statements.

Enigma Software Group, Inc.
Condensed Statement of Changes in Capital Deficit
For the three-month period ended March 31, 2006

			Additional		Total
	Common	Stock	Paid-in	Accumulated	Capital
	Shares	Par value	Capital	Deficit	Deficit

Balance - December 31, 2005	16,243,267	$16,243	$(55,502)	$(129,274)	$(168,533)

Stock based compensation expense			129,706		129,706

Net loss for the three-month period				(314,612)	(314,612)

Balance - March 31, 2006 (unaudited)	16,243,267	$16,243	$74,204	$(443,886)	$(353,439)

See notes to condensed financial statements.

Enigma Software Group, Inc.
Condensed Statements of Cash Flows
For the three-month periods ended March 31, (unaudited)
	2006	2005
Cash flows from operating activities:
Net (loss) income	$(314,612)	$2,254,965
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Interest income on officer’s loan		(819)
Stock based compensation expense	129,706
Depreciation and amortization	1,167	40,261
Changes in:
Restricted cash		954,640
Accounts receivable	10,417	(136,193)
Prepaid expenses and other current assets	2,744	98,548
Security Deposit	(6,700)
Deferred tax asset		1,775,000
Accounts payable and accrued expenses	54,244	(173,203)
Deferred revenue	(191,445)	(4,642,338)
Note payable	10,176

Net cash (used in) provided by operating activities	(304,303)	170,861

Cash flows from investing activities:
Purchase of property and equipment		(3,523)

Net (decrease)/increase in cash and cash equivalents	(304,303)	167,338
Cash and cash equivalents - beginning of period	472,008	615,734

Cash and cash equivalents - end of period	$167,705	$783,072

Non-cash transaction:
Common shares redeemed in connection with repayment of loan and interest by shareholder		$123,485

See notes to condensed financial statements.

Enigma Software Group, Inc.
Notes to Condensed Financial Statements
For the three-month period ended March 31, 2006
(unaudited)

Note A - Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), with the instructions of Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005 included in the Enigma Software Group, Inc. Form 10-KSB filing with the SEC on April 10, 2006. The results for the interim period are not necessarily indicative of the results for the full fiscal year.

Note B - Going Concern - The Company continues to lose money and may not stay in operations

During the year ended December 31, 2005, the Company did not generate sufficient cash flows from revenues to fund its operations and during the three months ended March 31, 2006 the Company has not generated sufficient cash flows from revenues to fund its operations (see Note D-1). As its cash position continued to deteriorate during the first quarter of 2006, it became obvious that drastic actions would be necessary in order to gain time as the Company continues to develop additional sources of revenue, seeks new sources of capital and reviews strategic alternatives (see Note K).

At March 31, 2006, the Company had negative net working capital of $365,972, including deferred revenue of $378,167. Adding back this deferred revenue, the Company had net working capital $12,195 available to fund ongoing operations. The Company’s net working capital position has continued to deteriorate into the second quarter of 2006. Unless the Company is successful in generating new sources of revenue, or obtaining debt or equity financing, or restructuring its business, the Company is likely to deplete its net working capital reserves during the second quarter of 2006.

The Company is in the process of developing a new business plan, which is designed to build a new revenue model based upon the Company’s prior development and marketing successes. This new business plan will also entail raising capital for product development, marketing and increased avenues of distribution, as well as such strategic alternatives as acquisitions of complimentary security software businesses. There can be no assurance that the Company will be able to raise any new financing or that its new business plan will be successful. In addition, if the Company is able to raise new financing, such new financing will most likely involve substantial dilution to the current stockholders.

Note C - Reverse takeover

Maxi Group, Inc. (“Maxi”), a non-operating public company, was incorporated on June 17, 1986 in the State of Nevada. On December 29, 2004, Maxi entered into a Share Exchange Agreement (the "Acquisition Agreement") with Adorons.com, Inc. (formerly known as Enigma Software Group, Inc.) a closely-held, Delaware corporation which commenced operations in 1999 (“Adorons”). Adorons was a developer of an Internet-based search network and downloadable security software products designed to give customers instant access to information on the web and control over the programs installed on their computers in an automated and easy-to-use way, thereby enhancing transparency and user-control.

Pursuant to the terms of the Acquisition Agreement, which closed on February 16, 2005, Maxi acquired substantially all of the issued and outstanding capital stock of Adorons, in exchange for 14,158,953 newly issued shares of Maxi's common stock (the "Exchange"). In addition, Maxi acquired for $50,000, 97,633,798 shares of its own common stock from certain of its stockholders prior to the Exchange, which shares were canceled on February 16, 2005. Three stockholders of Adorons, who held 151,858 shares of common stock, did not exchange their shares for Maxi common stock at the time of the Exchange. However, on April 8, 2005, these stockholders did exchange all of their shares for 429,305 shares of Maxi common stock. For reporting purposes, these shares are considered to have been exchanged as of February 16, 2005.

The 14,588,258 shares of common stock represented approximately 89.81% of the ownership interests in Maxi. The Exchange, which resulted in the stockholders of Adorons obtaining control of Maxi, represented a recapitalization of Maxi, or a reverse takeover, rather than a business combination. As a non-operating company, the assets and liabilities of Maxi were not material to the reverse takeover. For accounting purposes, Adorons was considered to be an acquirer in the reverse acquisition transaction and, consequently, the financial statements are the historical financial statements of Adorons and the reverse takeover has been treated as a recapitalization of Adorons. Additionally, on February 16, 2005, Maxi issued 135,000 shares of common stock to a related party for the assumption of certain liabilities that amounted to approximately $46,000.

On April 14, 2005, Maxi completed a reincorporation merger to the State of Delaware and changed its name to Enigma Software Group, Inc. On May 17, 2005, Adorons merged into its parent company, Enigma Software Group, Inc., and ceased to exist as a separate company. Henceforth, Enigma Software Group, Inc. (“Enigma”) is defined as the Company.

Note D - Selected Significant Accounting Policies

[1] Revenue recognition:

With respect to license fees generated from the sales of downloadable security software products, the Company recognizes revenues in accordance with SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." These statements provide guidance for recognizing revenues related to sales by software vendors. The Company sells its SpyHunterTM software ("SpyHunter") over the Internet. Customers order the product and simultaneously provide their credit card information to the Company. Upon receipt of authorization from the credit card issuer, the Company licenses the customer to download SpyHunter over the Internet. As part of the sales price, the Company provides post-contract customer support ("PCS") which consists primarily of e-mail support and free updates to its SpyHunter software, as and when such updates are available. The sales of software arrangements by the Company are considered to be multiple deliverables. In accordance with SOP No. 97-2 and SOP No. 98-9, the fee is required to be allocated to the various elements based on vendor-specific objective evidence ("VSOE") of fair value.

In connection with the issuance of SpyHunter 2.0, which was released in late January 2005, the Company announced to all of its existing customers that as of March 10, 2005, the Company would no longer support and/or provide updates to its SpyHunter software issued prior to the introduction of SpyHunter 2.0 (“SpyHunter 1 series”) and the Company ceased to offer the SpyHunter 1 series, for which PCS had been provided for an indefinite period. As an incentive to purchase the recently released SpyHunter 2.0, the Company offered this new software to its existing customers free of charge for a period of 90 days. Since VSOE did not exist for the allocation of revenue to the various elements of the SpyHunter 1 series arrangement, the Company had deferred all revenue from such arrangements. However, with the discontinuance of the SpyHunter 1 series, the Company began to recognize its deferred revenue related to the SpyHunter 1 series, beginning March 11, 2005, ratably over a period of 90 days. Accordingly, during the year ended December 31, 2005, the Company recognized as revenue, all sales from its SpyHunter 1 series software, while no additional cash was received during that year in connection with these sales. Substantially all (99.6%) of the revenue from sales of software products reported during the three months ended March 31, 2005 is due to this revenue recognition policy.

SpyHunter 2.0 provides for twelve months of post-contract customer support and updates, if any. Accordingly, the Company recognizes revenue from sales of SpyHunter 2.0 ratably over the 12-month period subsequent to each sale of SpyHunter 2.0. The Company considers revenue from SpyHunter 2.0 sales to be attributable to the service element. Similarly, the Company recognizes revenues from sales of its AdoronsTM Easy Security (previously known as AdoronsTM Anonymous Surfing)  software ratably over the 12-month period subsequent to each sale. The Company considers revenue from the sales of this product to be attributable to the service element as well. During the three month periods ended March 31, 2006 and 2005, the revenue recognized from such sales was approximately $297,400 and $19,000, respectively. Actual cash sales during these periods were approximately $106,000 and $234,000, respectively.

With respect to commission income, the Company recognizes such revenue at the time of delivery of the product or the service for which the commission is earned; and with respect to on-line advertising, at the time the advertising revenue is generated as determined by the consumer’s click-through to the advertiser’s website.

[2] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the period. Estimates are used in accounting for the cost of post-contract customer support, sales returns and allowances, life of depreciable and amortizable assets, employee benefits, provisions for income taxes, realization of deferred tax assets and lease cancellation costs. Actual results could differ from those estimates.

[3] Stock-based compensation expense:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (revised 2004”). SFAS 123 (revised 2004) establishes standards that require companies to record the cost resulting from all share-based payment transactions using the fair value method. Transition under SFAS 123 (revised 2004) requires using a modified version of prospective application under which compensation costs are recorded for all unvested share-based payments outstanding or a modified retrospective method under which all prior periods impacted by SFAS 123 are restated. SFAS 123 (revised 2004) is effective, for the Company, as of January 1, 2006, with early adoption permitted. We have adopted prospective application and accordingly all compensation costs associated with vested and unvested incentive stock options have been expensed in the first quarter of 2006. This resulted in a charge to earnings of $129,706. Since this expense is non-deductible for tax purposes, the recording of such would give rise to a deferred tax asset of $42,769. However, since the Company has reported a loss for the quarter before taxes and has utilized all if its Net Operating Loss carryforwards, such benefit would not be realizable and as a result, has been entirely offset by a valuation reserve.

[4] Earnings per share:

Basic earnings per share is computed by dividing the income/loss available to common stockholders by the weighted average number of common shares outstanding. For the three month period ended March 31, 2006, diluted earnings per share includes the dilutive effect, if any, from the potential exercise of stock options using the treasury stock method.

Note E - Restricted Cash

Under a credit card processing agreement with a financial institution, which was terminated as of December 31, 2004, the Company had been required to maintain a security reserve deposit as collateral. The amount of the deposit was at the discretion of the financial institution and as of December 31, 2004, it was $1,004,640. During the three months ended March 31, 2005, $954,640 of these funds were released to the Company and were reflected in net cash provided by operating activities for the three month period ended March 31, 2005, with the result that net cash provided by operating activities for the three month period ended March 31, 2005 was $170,861. Without the benefit of these funds, the Company would have reported net cash used in operating activities for the three months ended March 31, 2005 in the amount of $783,779.

Note F - Stockholders’ equity

The Company has 10,000,000 shares of authorized and unissued capital stock designated as Preferred Stock, $0.001 par value.

Note G - Contingencies

From time to time, the Company is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity. As discussed in Note K, the Company vacated its office space at 17 State Street, New York City as of February 28, 2006, as a result of the owner's breach of certain obligations under the Company's lease. It is possible that a court might find that the Company is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company's vacating the premises, less a security deposit of $83,147. In addition, the Company is in dispute with the operator of a co-location facility where the Company had maintained a portion of its computer equipment until March 2006. The Company removed that equipment and ceased paying the operator the amount required under its agreement with the operator. The Company and the operator are in discussion as to a mutually agreeable settlement of the amount owed for the remaining term of the agreement.

Note H - Stock Option Plan

During the year ended December 31, 2005, the Company granted options, under the 2005 Stock Option and Grant Plan (the “Stock Option Plan”), to employees, a non-employee director and consultants to purchase an aggregate of 1,257,595 shares of the Company’s common stock at exercise prices ranging from $1.10-$1.26. The options vest over periods of up to three years. Subsequent to the granting of the options, 11 employees were terminated by the Company and their unvested options were terminated. As a result, option grants for 303,985 shares were cancelled and returned to the Stock Option Plan, and the total number of options outstanding at December 31, 2005 and March 31, 2006 was 953,610.

The fair value of each option was estimated as of the date of issuance using the Black-Scholes-Merton option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 90%; risk-free interest rates ranging from 3.91% to 4.00%; and expected lives of five years from the date of grant.

Note I - Profit Sharing Plan

During 2004, the Company adopted a defined contribution plan, the Enigma Software Group, Inc. 401(k) Plan, (the "401(k) Plan"). The 401(k) Plan became effective on May 1, 2004. Eligible employees are able to make contributions to the 401(k) Plan, which are matched by the Company at the rate of 50% of the first $10,000 of an individual employee's contribution. The Company's contribution to the 401(k) Plan for the three-month periods ended March 31, 2006 and 2005 was $13,876 and $13,885, respectively.

Note J - Provision for Income Taxes

The income tax benefit or expense for the three month periods ended March 31, 2006 and 2005 differed from the amounts computed by applying the federal income tax rate of 34% to the pre-tax loss or income as a result of the following:

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005

Computed (Benefit) Provision	$(64,589)	$1,370,925
Provision for State & Local Income Taxes		406,241
Deferred Tax Asset Associated with Share-Based Compensation	(42,769)
Total Calculated (Benefit) Provision	(107,358)
Increase in Valuation Allowance	107,358

Net (Benefit) Provision	$0	$1,777,166

Note K - Lease Cancellation

Until March 1, 2006, the Company leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction.  The Company may seek to recover the damages it sustained as a result of the landlord's breach.  However, it is possible that a court might find that the Company, which takes the position that it was relieved of its obligations to pay rent on account of the owner's breach, is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company's vacating the premises, less a security deposit of $83,147.

ENIGMA SOFTWARE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Enigma Software Group, Inc.
Stamford, CT 06902

We have audited the accompanying balance sheet of Enigma Software Group, Inc., (the “Company”) as of December 31, 2005, and the related statements of operations, changes in capital deficit, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enigma Software Group, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company did not generate sufficient cash flows from revenues during the year ended December 31, 2005, to fund its operations. Also at December 31, 2005, the Company had negative net working capital of $175,533. The Company’s net working capital position has continued to deteriorate into the first quarter of 2006. Unless the Company is successful in generating new sources of revenue, or obtaining debt or equity financing, or restructuring its business, the Company is likely to deplete its working capital during 2006. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bagell, Josephs, Levine & Company, LLC

Gibbsboro, New Jersey
March 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Enigma Software Group, Inc.

We have audited the accompanying statements of operations, changes in capital deficit and cash flows of Enigma Software Group, Inc. (formerly known as Adorons.com, Inc.) (the "Company") for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Enigma Software Group, Inc. (formerly known as Adorons.com, Inc.) for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 29, 2005

With respect to Note B
April 8, 2005

Enigma Software Group, Inc.
Balance Sheet
December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$472,008
Accounts receivable	51,296
Prepaid expenses and other current assets	7,772

Total current assets	531,076

Property and equipment, net	7,000

Total Assets	$538,076

LIABILITIES AND CAPITAL DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$50,831
Income taxes payable	86,166
Deferred revenue	569,612

Total current liabilities	706,609

Commitments and contingencies

CAPITAL DEFICIT
Common stock, par value $0.001, 100,000,000 shares authorized; 16,243,267 issued and outstanding	16,243

Additional paid-in capital	(55,502)

Accumulated Deficit	(129,274)

Total capital deficit	(168,533)

Total Liabilities and Capital Deficit	$538,076

See notes to financial statements.

Enigma Software Group, Inc.
Statements of Operations

	Year ended December 31,
	2005	2004
Revenues:
Sales of software products	$21,915,358	$0
Commission income and advertising revenues	107,367	0
Total revenues	22,022,725	0

Expenses:
Marketing and selling	308,015	7,755,841
General and administrative	2,425,265	5,457,123
Write-down of impaired assets	387,055
Depreciation and amortization	161,045	87,024

Total costs and expenses	3,281,380	13,299,988

Operating income (loss)	18,741,345	(13,299,988)
Interest income	13,448	27,764

Income (loss) before income tax provision	18,754,793	(13,272,224)
Income tax provision (benefit)	8,581,697	(8,495,000)

Net income (loss)	$10,173,096	$(4,777,224)

Basic net income/(loss) per common share	$0.63	$(0.33)
Diluted net income/(loss) per common share	$0.63	$(0.33)

Weighted average shares outstanding:
Basic	16,129,178	14,650,001
Diluted	16,129,178	14,650,001

See notes to financial statements.

Enigma Software Group, Inc.
Statement of Changes in Capital Deficit
For the two years ended December 31, 2005

			Additional				Total
	Common	Stock	Paid-in	Accumulated	Treasury	Stock	Capital
	Shares	Par value	Capital	Deficit	Shares	Amount	Deficit

Balance - December 31, 2003	14,838,198	$14,838	$74,048	$(5,525,146)	(188,197)	$(4,660)	$(5,440,920)

Net loss for the year				(4,777,224)			(4,777,224)

Balance - December 31, 2004	14,838,198	$14,838	$74,048	$(10,302,370)	(188,197)	$(4,660)	$(10,218,144)

Shares redeemed in connection with repayment of loan by shareholder on February 15, 2005					(61,743)	(123,485)	(123,485)

Shares deemed issued in connection with Maxi Group, Inc. merger on February 16, 2005	1,655,009	1,655	(1,655)

Shares of Treasury Stock cancelled on March 8, 2005	(249,940)	(250)	(127,895)		249,940	128,145

Net income for the year				10,173,096			10,173,096

Balance - December 31, 2005	16,243,267	$16,243	$(55,502)	$(129,274)	-	$-	$(168,533)

See notes to financial statements.

Enigma Software Group, Inc.
Statements of Cash Flows
For the years ended December 31,
	2005	2004
Cash flows from operating activities:
Net Income (loss)	$10,173,096	$(4,777,224)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Deferred tax asset	8,495,000	(8,495,000)
Write-down of impaired assets, net of cash proceeds	387,055
Depreciation and amortization	161,045	87,024
Interest income on loan repaid by officer	(819)
Changes in:
Restricted cash	1,004,640	(310,821)
Accounts receivable	(38,355)	279,628
Prepaid expenses and other current assets	146,941	(111,178)
Prepaid income taxes	256,711	(256,711)
Security Deposit		(84,458)
Accounts payable and accrued expenses	(213,749)	173,656
Income taxes payable	86,166
Deferred revenue	(20,594,957)	14,846,087
Net cash (used in) provided by operating activities	(137,226)	1,351,003

Cash flows from investing activities:
Purchase of property and equipment	(9,285)	(517,599)
Proceeds from disposition of excess property and equipment	2,785	-

Net cash used in investing activities	(6,500)	(517,599)

Cash flows from financing activities:
Loans to shareholders and related parties net of repayment		(159,663)
Repayment of bank overdraft		(58,007)
Net cash used in financing activities		(217,670)

Net (decrease)/increase in cash and cash equivalents	(143,726)	615,734
Cash and cash equivalents - beginning of year	615,734	-

Cash and cash equivalents - end of year	$472,008	$615,734

Non-cash transaction:
Common shares redeemed in connection with repayment of loan and interest by shareholder	$123,485

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$1,280
Taxes	$2,191	$235,647

See notes to financial statements.

Enigma Software Group, Inc.
Notes to Financial Statements
For the years ended December 31, 2005 and 2004

Note A - Organization

Enigma Software Group, Inc., (the “Company”), is a Delaware corporation that was formed in 2005 and is the surviving corporation of a reverse takeover; however, the business of the Company actually commenced in 1999 (see Note B). The Company develops software and Internet-based systems designed to give customers information and control over the programs installed on their computers in an automated and easy-to-use way. The Company’s business strategy is to develop products that further the values on which the Internet is based, transparency and user control. In promoting these values, commitment to customers is paramount.

The Company did not generate sufficient cash flows from revenues during the year ended December 31, 2005 to fund its operations (see Notes C-2 and D). In order to slow the outflow of cash until new sources of revenue could be generated, commencing in June 2005 and through December 2005, the Company reduced its work force, and its executive officers had allowed the Company to defer a portion of their salary payments. In December 2005 those salary deferrals were paid in lump-sums to the executive officers, in compliance with their employment contracts.

Going Concern - The Company continues to lose money and may not stay in operations:

At December 31, 2005, the Company had negative net working capital of $175,533, including deferred revenue of $569,612. Adding back this deferred revenue, the Company had net working capital $394,079 available to fund ongoing operations. The Company’s net working capital position has continued to deteriorate into the first quarter of 2006. Unless the Company is successful in generating new sources of revenue, or obtaining debt or equity financing, or restructuring its business, the Company is likely to deplete its net working capital reserves during the second quarter of 2006.

Based on the Company’s business model, as well as encouraging test results during the third and fourth quarters of 2005, management had believed that the Company would be able to meet its obligations as they came due, as well as its budgeted working capital requirements for its planned activities, at least through September 30, 2006, by continuing to further reduce costs and by attempting to raise capital through debt or equity financing. However, by early February 2006, such attempts to raise debt or equity capital had proved fruitless, and it became obvious to management that the Company’s business plan was no longer viable, as the encouraging test results it had noted in the latter half of 2005 dissipated in January 2006. The Company’s cash position continued to deteriorate during the first quarter of 2006, and it became obvious that additional drastic actions would be necessary in order to gain time as the Company continues to develop additional sources of revenue, seeks new sources of capital and reviews strategic alternatives (see Note M).

The Company is in process of developing a new business plan, which is designed to build a new revenue model based upon the Company’s prior development and marketing successes. This new business plan will also entail raising capital for product development, marketing and increased avenues of distribution, as well as such strategic alternatives as acquisitions of complimentary security software businesses.

Note B - Reverse Takeover

Maxi Group, Inc. (“Maxi”), a non-operating public company, was incorporated on June 17, 1986 in the State of Nevada. On December 29, 2004, Maxi entered into a Share Exchange Agreement (the "Acquisition Agreement") with Adorons.com, Inc. (formerly known as Enigma Software Group, Inc.) a closely-held, Delaware corporation which commenced operations in 1999 (“Adorons”). Adorons was a developer of an Internet-based search network and downloadable security software products designed to give customers instant access to information on the web and control over the programs installed on their computers in an automated and easy-to-use way, thereby enhancing transparency and user-control.

Pursuant to the terms of the Acquisition Agreement, which closed on February 16, 2005, Maxi acquired substantially all of the issued and outstanding capital stock of Adorons, in exchange for 14,158,953 newly issued shares of Maxi's common stock (the "Exchange"). In addition, Maxi acquired for $50,000, 97,633,798 shares of its own common stock from certain of its stockholders prior to the Exchange, which shares were canceled on February 16, 2005. Three stockholders of Adorons, who held 151,858 shares of common stock, did not exchange their shares for Maxi common stock at the time of the Exchange. However, on April 8, 2005, these stockholders did exchange all of their shares for 429,305 shares of Maxi common stock. For reporting purposes, these shares are considered to have been exchanged as of February 16, 2005.

The 14,588,258 shares of common stock represented approximately 89.81% of the ownership interests in Maxi. The Exchange, which resulted in the stockholders of Adorons obtaining control of Maxi, represented a recapitalization of Maxi, or a reverse takeover rather than a business combination. As a non-operating company, the assets and liabilities of Maxi were not material to the reverse takeover. For accounting purposes, Adorons was considered to be an acquirer in the reverse acquisition transaction and, consequently, the financial statements are the historical financial statements of Adorons and the reverse takeover has been treated as a recapitalization of Adorons. Additionally, on February 16, 2005, Maxi issued 135,000 shares of common stock to a related party for the assumption of certain liabilities that amounted to approximately $46,000.

On April 14, 2005, Maxi completed a reincorporation merger to the state of Delaware and changed its name to Enigma Software Group, Inc. On May 17, 2005, Adorons merged into its parent company, Enigma Software Group, Inc., and ceased to exist as a separate company. Henceforth, Enigma Software Group, Inc. (“Enigma”) is defined as the Company.

Note C - Significant Accounting Policies

[1] Fair value of financial instruments:

At December 31, 2005, the Company’s financial instruments consist of cash, accounts receivable and accounts payable. The carrying values of these instruments approximate their fair value because of their short-term nature.

[2] Revenue recognition:

With respect to license fees generated from the sales of downloadable security software products, the Company recognizes revenues in accordance with SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." These statements provide guidance for recognizing revenues related to sales by software vendors. The Company sells its SpyHunterTM software ("SpyHunter") over the Internet. Customers order the product and simultaneously provide their credit card information to the Company. Upon receipt of authorization from the credit card issuer, the Company licenses the customer to download SpyHunter over the Internet. As part of the sales price, the Company provides post-contract customer support ("PCS") which consists primarily of e-mail support and free updates to its SpyHunter software, as and when such updates are available. The sales of software arrangements by the Company are considered to be multiple deliverables. In accordance with SOP No. 97-2 and SOP No. 98-9, the fee is required to be allocated to the various elements based on vendor-specific objective evidence ("VSOE") of fair value.

In connection with the issuance of SpyHunter 2.0, which was released in late January 2005, the Company announced to all of its existing customers that as of March 10, 2005, the Company would no longer support and/or provide updates to its SpyHunter software issued prior to the introduction of SpyHunter 2.0 (“SpyHunter 1 series”) and the Company ceased to offer the SpyHunter 1 series, for which PCS had been provided for an indefinite period. As an incentive to purchase the recently released SpyHunter 2.0, the Company offered this new software to its existing customers free of charge for a period of 90 days. Since VSOE did not exist for the allocation of revenue to the various elements of the SpyHunter 1 series arrangement, the Company had deferred all revenue from such arrangements during the years ended December 31, 2003 and 2004. However, with the discontinuance of the SpyHunter 1 series, the Company began to recognize its deferred revenue related to the SpyHunter 1 series beginning March 11, 2005, ratably over a period of 90 days. Accordingly, the Company recognized as revenue during the first six months of 2005, all sales from its SpyHunter 1 series software, while no additional cash was received during that period in connection with these sales. The revenue recognized during the six month period ended June 30, 2005 from such sales was approximately $21,275,000, which amount represents all revenue from the sales of SpyHunter 1 series software, which sales occurred almost entirely in the years 2003 and 2004.

SpyHunter 2.0 provides for twelve months of post-contract customer support and updates, if any. Accordingly, the Company recognizes revenue from sales of SpyHunter 2.0 ratably over the 12-month period subsequent to each sale of SpyHunter 2.0. The Company considers revenue from SpyHunter 2.0 sales to be attributable entirely to the service element. Similarly, the Company recognizes revenues from sales of its AdoronsTM Easy Security (previously known as AdoronsTM Anonymous Surfing) software ratably over the 12-month period subsequent to each sale. The Company considers revenue from the sales of this product to be attributable to the service element as well. During the year ended December 31, 2005, the revenue recognized from such sales was approximately $640,000 representing approximately 3% of the Company’s revenue from software products for the year.

With respect to commission income, the Company recognizes such revenue at the time of delivery of the product or the service for which the commission is earned; and with respect to on-line advertising, at the time the advertising revenue is generated as determined by the consumer’s click-through to the advertiser’s website.

The Company’s license agreement for its SpyHunter software does not provide the Company’s customers with any right of return. However, the Company may decide to accept customer returns on a case-by-case basis. For the years ended December 31, 2005 and 2004, the Company had no customer returns or chargebacks.

[3] Property, plant and equipment:

Furniture, equipment and computer hardware are depreciated using the straight-line method over their estimated useful lives of up to five years. Purchased computer software products are amortized using the straight-line method over their estimated useful lives of three years. Leasehold improvements are amortized by the straight-line method over the shorter of the remaining term of the lease or the economic useful life of the asset. The Company evaluates its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the evaluation, the Company compares the values of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than the carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and their carrying value. At December 31, 2005, the Company incurred an impairment charge of $387,055, representing the difference between what the Company had received and expects to receive, $2,785 and $1,000, respectively, from the disposal of its excess furniture and fixtures, as well as the abandonment of its leasehold improvements (see Note M), and their respective carrying values at that date; and the security deposit of $83,147, on its office lease.

[4] Software development costs:

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Computer Software To Be Sold, Leased, or Otherwise Marketed”. Such costs are expensed prior to achievement of technological feasibility and thereafter are capitalized. There has been very limited software development costs incurred between the time the SpyHunter™ software and its related enhancements have reached technological feasibility and its general release to customers. As a result, all software development costs have been charged to general and administrative expense.

[5] Advertising expenses:

Advertising expenses, consisting primarily of space purchased from various Internet-based marketers as well as search engines, are expensed as incurred. For the years ended December 31, 2005 and 2004, advertising expense amounted to $88,611 and $5,636,743, respectively, and is included in marketing and selling expenses in the Company’s Statement of Operations for those respective years.

[6] Income taxes:

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years during which those temporary differences are expected to be recovered or settled.

[7] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the period. Estimates are used in accounting for cost of post-contract customer support, sales returns and allowances, life of depreciable and amortizable assets, employee benefits, provision for income taxes, realization of deferred tax assets and impairment of long-lived assets. Actual results could differ from those estimates.

[8] Stock-based compensation:

The Company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. The Company’s options are issued with a strike price equal to the market price of the underlying stock at date of grant and, accordingly, no compensation cost has been recognized for its stock option plans. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (revised 2004”). SFAS 123 (revised 2004) establishes standards that require companies to record the cost resulting from all share-based payment transactions using the fair value method. Transition under SFAS 123 (revised 2004) permits using a modified version of prospective application, under which compensation costs are recorded for all unvested share-based payments outstanding or a modified retrospective method, under which all prior periods impacted by SFAS 123 are restated. SFAS 123 (revised 2004) is effective, for the Company, as of January 1, 2006, with early adoption permitted. The impact of adoption of SFAS 123 (revised 2004) cannot be presently predicted, as it will depend on amounts of share-based payments that are granted in the future. As of December 31, 2005 there was $667,346 of total unrecognized compensation costs related to unvested stock options granted under the Company’s stock option plan. The cost is expected to be recognized over the 17 month weighted-average remaining contractual life.

The following table illustrates the effect on net income (loss) and earnings (loss) per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS 123 (revised 2004) to stock-based employee compensation:

Year ended December 31,
	2005	2004

Net income (loss), as reported	$10,173,096	$(4,777,224)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	74,127	0

Pro forma net income (loss)	$10,098,969	$(4,777,224)

Earnings (loss) per share:

As reported:

Basic	$0.63	$(0.33)

Diluted	$0.63	$(0.33)

Pro forma:

Basic	$0.60	$(0.33)

Diluted	$0.60	$(0.33)

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model reflecting the following weighted average assumptions: Volatilty, 90%; Expected Life of Options, 5 years; Risk Free Interest Rate, 3.91% ; and Dividend Yield, 0%. The weighted-average fair value of options granted during the year ended December 31, 2005 was $0.79.

[9] Earnings per share:

Basic earnings (loss) per share are computed by dividing the income/loss available to common stockholders by the weighted average number of common shares outstanding. For the year ended December 31, 2005, diluted earnings per share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding options and the proceeds thereof were used to purchase outstanding common shares. Options to purchase 953,610 shares of common stock were outstanding during the year ended December 31, 2005, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. For the year ended December 31, 2004, the basic and diluted weighted average shares outstanding are the same because no options were outstanding during the year.

[10] Future impact of recently issued accounting standards:

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 will become effective for accounting changes and corrections of errors made in fiscal year 2006 and beyond. The effect of this statement on the Company’s Financial Statements will depend on the nature and significance of future accounting changes subject to this statement.

[11] Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Note D - Restricted Cash

Under a credit card processing agreement with a financial institution, which was terminated as of December 31, 2004, the Company had been required to maintain a security reserve deposit as collateral. The amount of the deposit was at the discretion of the financial institution and as of December 31, 2004 it was $1,004,640. During the year ended December 31, 2005, these funds were released to the Company and have been reflected in net cash provided by operating activities for the year ended December 31, 2005, with the result that net cash used in operating activities for the year ended December 31, 2005 was $136,225. Without the benefit of these funds, the Company, in all likelihood, would have exhausted its cash resources prior to December 31, 2005.

Note E - Concentrations of Credit Risk

Cash and cash equivalents

The Company has placed its cash and cash equivalents and had placed its restricted cash with highly capitalized financial institutions insured by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2005 and 2004, such cash balances were in excess of FDIC limits.

Accounts receivable

The Company utilizes a third-party servicer (the “servicer”) that acts as a retail merchant to process its sales of software products and to collect its sales receipts from the customers’ credit card companies. The servicer holds the receipts until the end of the month subsequent to the month of the sale, at which time it remits the funds, net of the servicer’s commission, to the Company. This process represents a significant concentration of the Company’s accounts receivable. Accordingly, if the servicer were not able to pay the amounts owed to the Company, the impact would have a material adverse effect upon the Company’s liquidity, financial position and results of operation.

Note F - Property and Equipment

Property and equipment consist of the following at December 31:

		Estimated
	2005	Useful Lives

Computer hardware	$14,000	3 - 5 years
Furniture and fixtures	0	5 years
Communication systems and equipment	0	3 years
Leasehold improvements	0	Life of lease
Purchased software	0	3 years

	14,000
Less accumulated depreciation and amortization	7,000

	$7,000

During the years ended December 31, 2005 and 2004, the Company recorded depreciation and amortization expense of $161,045 and $87,024, respectively. As discussed in Note C-3, the Company recognized an impairment charge of $387,055 during the year ended December 31, 2005. As the Company terminated 61% of its employees during the year ended December 31, 2005 and outsourced their functions to independent contractors as well as remaining employees, the computer and communications equipment, software and furniture and fixtures used by these employees became excess. At December 31, 2005, the Company had sold some of that property and equipment to its employees and former employees, and had entered into an agreement with a third party to sell a portion of the remainder. Since this property and equipment was principally computer and telecommunications equipment, its fair value was deemed to be de minimis and the undepreciated balance was written off, net of a token amount of actual and anticipated proceeds.

Until March 1, 2006, the Company leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction.  The Company may seek to recover the damages it sustained as a result of the landlord's breach.  However, it is possible that a court might find that the Company, which takes the position that it was relieved of its obligations to pay rent on account of the owner's breach, is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company's vacating the premises, less a security deposit of $83,147 (see Note M). The furniture and fixtures at this location as well as the leasehold improvements of the demised premises were abandoned and the Company deemed them to be worthless as of December 31, 2005. In addition, the Company has taken an impairment charge of $83,147 for the security deposit, which may be at risk.

Note G - Stockholders’ equity

The Company has 10,000,000 shares of authorized and unissued capital stock designated as Preferred Stock, $0.001 par value.

Note H - Provision for Income Taxes

The reconciliation of the income tax provision (benefit) computed at the U.S. federal statutory tax rate to the income tax provision (benefit) is as follows:

	2005	2004
Computed provision (benefit)	$6,234,900	$(4,512,000)
State tax provision (benefit), net of federal effect	3,080,003	(1,496,000)
Decrease in valuation allowance		(2,274,000)
Other	(732,936)	(213,000)

Income tax provision (benefit)	$8,581,967	$(8,495,000)

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred revenue	$4,270,060	$2,861,000
Net operating loss (carrybacks) carryforwards	(4,270,060)	5,634,000

Net deferred tax asset	$0	$8,495,000

As of December 31, 2004, the Company had a federal net operating loss carryforward of approximately $12,559,000 available to offset future taxable income through 2024. This net operating loss carryforward was fully utilized during the year ended December 31, 2005.

Note I - Commitments and Contingencies

[1] Lease:

During 2004, the Company entered into an operating lease for 6,236 square feet of office space for its corporate offices at 17 State Street in downtown Manhattan (see Note M). The lease, which requires minimum monthly rental payments of approximately $16,600, expires on November 30, 2007. In connection with the lease, the Company had provided to the landlord, as a security deposit, an irrevocable and unconditional letter of credit in the principal amount of $83,147. The letter of credit is collateralized by a certificate of deposit account, which matures on December 31, 2007.

Rent expense amounted to $199,583 and $264,473 for the years ended December 31, 2005 and 2004, respectively.

The following is a schedule by years, of future minimum annual lease payments under the operating lease at 17 State Street, as of December 31, 2005:

Year	Operating Lease

2006	$199,552
2007	182,923

Total minimum lease payments	$382,475

[2] Consulting agreement:

In April of 2000, the Company entered into an eighteen-month consulting agreement with an individual. Under the terms of the agreement the consultant would receive 125,000 shares of the Company’s common stock that would vest over the term of the agreement. The agreement was terminated in 2001 and the consultant received 59,000 shares of the Company’s common stock in connection with the services that were provided through the termination date. The Company and the consultant reached an agreement and the consultant exchanged the shares for Maxi shares of common stock on April 8, 2005, as discussed in Note B.

[3] Contingencies:

From time to time the Company is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity. As discussed above and in Notes F and M, the Company vacated its office space during the first quarter of 2006, as a result of the owner's breach of certain obligations under the Company's lease at the Building. It is possible that a court might find that the Company is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company's vacating the premises, less a security deposit of $83,147.

Note J - Profit Sharing Plan

During 2004, the Company adopted a defined contribution plan, the Enigma Software Group, Inc. 401(k) Plan, (the "401(k) Plan"). The 401(k) Plan became effective on May 1, 2004. Eligible employees are able to make contributions to the 401(k) Plan, which are matched by the Company at the rate of 50% of the first $10,000 of an individual employee's contribution. The Company's contributions to the 401(k) Plan for the years ended December 31, 2005 and 2004 were $70,307 and $107,936, respectively.

Note K - Stock Option Plan

During the year ended December 31, 2005, the Company adopted the 2005 Stock Option and Grant Plan (the “Stock Option Plan”), and granted options, under the Stock Option Plan to employees, a non-employee director and to two consultants, to purchase an aggregate of 1,257,595 shares of the Company’s common stock at exercise prices ranging from $1.10-$1.26. Exercise prices are determined by the closing price of the Company’s common stock on the date of the grant or the most recent previous closing price if the common stock has not traded on that day (the “Closing Price”). In the case of non-employee directors, consultants and all employees except the Company’s two co-founders, the price of the grant is equal to the Closing Price. For the Company’s two co-founders, the price of the grant is equal to 110% of the Closing Price. The options vest over periods of up to three years and are generally exercisable for a period of 10 years from the date of the grant, except that for the Company’s two co-founders, the grants are exercisable for a period of five years from the date of the grant. Subsequent to the granting of the options, eleven employees were terminated by the Company during the year ended December 31, 2005, and their unvested options were terminated. As a result, option grants for 303,985 shares were cancelled and returned to the Stock Option Plan, and the total number of options outstanding at December 31, 2005 was 953,610, of which 60,929 have vested and another 89,860 options were scheduled to vest on January 1, 2006. No options were exercised during the year ended December 31, 2005, as the market price of the Company’s common stock was significantly below the exercise prices during a substantial portion of the year.

The fair value of each option was estimated as of the date of issuance using the Black-Scholes option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 90%; risk-free interest rates ranging from 3.91% to 4.00%; and expected lives of five years from the date of grant.

Note L - Transactions with Related Parties

During 2004, Adorons loaned $120,000 to its Chief Executive Officer, who is also one of the Company’s founders as well as a stockholder. This loan, including interest at market rates, was repaid prior to the completion of the reverse takeover, by the redemption and cancellation of 21,840 shares of Adorons’ common stock owned by this individual. This redemption and cancellation of shares is presented in the Statement of Changes in Stockholders Equity (Capital Deficit) as 61,743 shares, which is the number of newly issued common shares of Maxi that this individual would have received in connection with the Exchange.

In November 2004, the Company entered into a financial advisory agreement with an entity whose chairman owned approximately 0.05% of the Company’s common stock. The agreement provided for a $500,000 advisory fee payable in cash upon the Company’s execution of a Share Exchange Agreement with a public company, which amount was paid in December 2004 to that entity.

Note M - Subsequent Event

Until March 1, 2006, the Company leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction.  The Company may seek to recover the damages it sustained as a result of the landlord's breach.  However, it is possible that a court might find that the Company, which takes the position that it was relieved of its obligations to pay rent on account of the owner's breach, is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company's vacating the premises, less a security deposit of $83,147.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 102(a)(7) of the Delaware General Corporation Law (“DGCL”) authorizes Delaware corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102(a) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(a). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchase or redemptions as provided in Section 174 of the DGCL; or (iv) for any transactions from which the director derived an improper personal benefit.

Section 145 of the DGCL authorizes Delaware corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe the person's conduct was unlawful.

Section 145(g) of the DGCL authorizes Delaware corporations to purchase insurance covering liabilities asserted against directors, officers, employees and agents.

Our directors and officers are indemnified as provided by the DGCL and in our bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense or any action, suit or proceeding) is asserted by one of our directors, officers or controlling persons in connection with any of our securities that are being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the Common Stock registered hereby, all of which expenses, except for the SEC registration fee, are estimates:

Description	Amount
Registration Fee	$434.42
*Accounting fees and expenses	$8,000.00
*Legal fees and expenses	$20,000.00
*Transfer Agent fees and expenses	$2,000.00
*Printing	$2,000.00
*Miscellaneous fees and expenses	$10,000.00

Total	$42,434.42
_____________
*Estimated

The selling stockholders will not bear any expenses associated with the filing of the Registration Statement.

Item 26. Recent Sales of Unregistered Securities

On June 28, 2006, the Company sold Debentures to Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP in the principal amount of One Million dollars ($1,000,000), convertible into shares of Common Stock of the Company. The issuance and sale of the Debentures is intended to be exempt from registration by virtue of Section 4(2) of the 1933 Act and the provisions of Regulation D thereunder, based on the Company’s belief that the offer and sale of the Debentures did not involve a public offering, as all of the purchasers were “accredited” investors and no general solicitation was involved in the offering.

Item 27. Exhibits

The following exhibits are included as part of this Form SB-2.

Exhibit No.     Description

3.1	Enigma Software Group, Inc. Articles of Incorporation (incorporated by reference to Exhibit 3 to the Company’s Form 10- KSB, filed on April 10, 2006).
3.2	Enigma Software Group, Inc. Bylaws (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).
4.1	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Form 8- K, filed on June 30, 2006).
4.2	Stock Option and Grant Plan, dated March 8, 2005 (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-KSB, filed on March 29, 2005.)
4.3**	Form of Specimen Stock Certificate.
5*	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP as to the legality of the shares.
10.1
Lease Agreement, dated as of April 2004, by and between Enigma  Software Group, Inc. and RFR/SF 17 State Street LP (incorporated  by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on  February 18, 2005).

10.2
Employment Agreement, dated as of November 15, 2004, by and  between Enigma Software Group, Inc. and Colorado Stark  (incorporated by reference to Exhibit 10.2 to the Company’s Form  8-K, filed on February 18, 2005).

10.3	Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Alvin Estevez (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on February 18, 2005).
10.4
Employment Agreement, dated as of November 15, 2004, by and  between Enigma Software Group, Inc. and Richard M. Scarlata  (incorporated by reference to Exhibit 10.4 to the Company’s Form  8-K, filed on February 18, 2005).

10.5	Audit Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-KSB, filed on March 29, 2005).
10.6	Compensation Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-KSB, filed on March 29, 2005).
10.7
Subscription Agreement, dated June 28, 2006, by and among  Enigma Software Group, Inc., Dutchess Private Equities Fund, LP  and Dutchess Private Equities Fund, II, LP (incorporated by  reference to Exhibit 10.1 to the Company’s Form 8-K, filed on June  30, 2006).

10.8
Debenture Registration Rights Agreement, dated June 28, 2006, by  and among Enigma Software Group, Inc., Dutchess Private Equities  Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated  by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on  June 30, 2006).

10.9
Debenture Agreement, dated June 28, 2006, by and among Enigma  Software Group, Inc., Dutchess Private Equities Fund, LP and  Dutchess Private Equities Fund, II, LP (incorporated by reference to  Exhibit 10.3 to the Company’s Form 8-K, filed on June 30, 2006).

10.10*	Warrant Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP.
10.11*	Security Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP.
10.12
Share Exchange Agreement, dated June 28, 2006, among Enigma  Software Group, Inc. and Colorado Stark and Alvin Estevez  (incorporated by reference to Exhibit 10.4 to the Company’s Form  8-K, filed on June 30, 2006).

10.13*	End User License Agreement of Enigma Software Group, Inc.
14	Code of Ethics, dated March 8, 2005 (incorporated by reference to Exhibit 14 to the Company’s Form 10-KSB, filed on March 29, 2005).
16	Letter on change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A, filed January 30, 2006.)
21	Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Form 10-KSB, filed on March 29, 2005).
23.1*	Consent of Bagell, Josephs, Levine & Company, LLC.
23.2*	Consent of Eisner LLP.
23.3*	Consent of Kirkpatrick & Lockhart Nicholson Graham, LLP.

*Filed herewith.
**To be filed by amendment.

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)  Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)  Include any additional or changed information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned Company under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Company undertakes that in a primary offering of securities of the undersigned Company pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned Company relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Company or used or referred to by the undersigned Company

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Company or its securities provided by or on behalf of the undersigned Company; and

(iv)  Any other communication that is an offer in the offering made by the undersigned Company to the purchaser.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it met all the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Stamford, Connecticut, on July 25, 2006.

Enigma Software Group, Inc.

By:	/s/ Alvin Estevez

Alvin Estevez President and Chief Executive Officer

In accordance with the requirements of the Securities Act, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/Alvin Estevez Alvin Estevez	President and Chief Executive Officer (principal executive officer)	July 25, 2006

/s/Colorado Stark Colorado Stark	Executive Chairman	July 25, 2006

/s/Richard M. Scarlata Richard M. Scarlata	Chief Financial Officer (principal financial and accounting officer)	July 25, 2006

EXHIBIT INDEX

Exhibit No.	Description

3.1	Enigma Software Group, Inc. Articles of Incorporation (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).
3.2	Enigma Software Group, Inc. Bylaws (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).
4.1	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed on June 30, 2006).
4.2	Stock Option and Grant Plan, dated March 8, 2005 (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-KSB, filed on March 29, 2005.)
4.3**	Form of Specimen Stock Certificate.
5*	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP as to the legality of the shares.
10.1
Lease Agreement, dated as of April 2004, by and between Enigma Software Group, Inc. and RFR/SF 17 State Street LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on February 18, 2005).

10.2
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Colorado Stark (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on February 18, 2005).

10.3
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Alvin Estevez (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on February 18, 2005).

10.4
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Richard M. Scarlata (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed on February 18, 2005).

10.5	Audit Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-KSB, filed on March 29, 2005).
10.6	Compensation Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-KSB, filed on March 29, 2005).
10.7
Subscription Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on June 30, 2006).

10.8
Debenture Registration Rights Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities  Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on  June 30, 2006).

10.9
Debenture Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on June 30, 2006).

10.10*	Warrant Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP.
10.11*	Security Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP.
10.12
Share Exchange Agreement, dated June 28, 2006, among Enigma Software Group, Inc. and Colorado Stark and Alvin Estevez (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed on June 30, 2006).

10.13*	End User License Agreement of Enigma Software Group, Inc.
14	Code of Ethics, dated March 8, 2005 (incorporated by reference to Exhibit 14 to the Company’s Form 10-KSB, filed on March 29, 2005).
16	Letter on change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A, filed January 30, 2006.)
21	Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Form 10-KSB, filed on March 29, 2005).
23.1*	Consent of Bagell, Josephs, Levine & Company, LLC.
23.2*	Consent of Eisner LLP
23.3*	Consent of Kirkpatrick & Lockhart Nicholson Graham, LLP.

*Filed herewith.
**To be filed by amendment.